PE 12/31/06

AR/S

0-26625


07051505


NovaMed


NovaMed
Surgery Center



2006 ANNUAL REPORT

Company Profile

NovaMed acquires, develops and operates ambulatory surgery centers (ASCs) in partnership with physicians. At April 1, 2007, NovaMed had ownership interests in 37 surgery centers located in 18 states. NovaMed's executive offices are located in Chicago, Illinois.

"We strive to be the ASC partner-of-choice for leading surgeons. We will achieve this goal because we are committed to

- The highest quality experiences and outcomes for doctors and their patients.
- Flexibility and access to decision makers.
- Operational excellence.
- Growth-driven partnerships.
- Patient safety and satisfaction."

Thomas S. Hall
Chairman, President and Chief Executive Officer

Financial Highlights

	Years Ended December 31,	
	2006	2005
Consolidated Statement of Operations Data:	(in thousands, except per share and ASC data)	
Total net revenue	$ 108,434	$ 81,226
Operating income	$ 23,416	$ 16,357
Net income from continuing operations	$ 5,699	$ 5,305
Earnings per share (diluted) from continuing operations	$ 0.23	$ 0.22
Consolidated Balance Sheet Data at Year End:		
Cash and cash equivalents	$ 2,743	$ 1,690
Working capital	$ 10,240	$ 6,669
Total assets	$ 160,547	$ 97,162
Long-term debt	$ 61,227	$ 17,404
Minority interests	$ 14,296	$ 10,266
Stockholders' equity	$ 68,116	$ 58,675
ASC Data:		
ASCs at end of year	36	28
Procedures performed during the year	104,076	75,512


TOTAL NET REVENUE
(in thousands)
$63,648
$81,226
$108,434
2004
2005
2006


OPERATING INCOME
(in thousands)
$10,885
$16,357
$23,416
2004
2005
2006


EPS (diluted)
FROM CONT. OPERATIONS
$0.09
$0.22
$0.23
2004
2005
2006


NovaMed


Dear Stockholders:

2006 was a year of significant external as well as internal growth for NovaMed. We acquired 10 ambulatory surgery centers (ASCs) in 2006 and produced 9% same-facilities revenue growth over 2005 in our surgical facilities segment. Our consolidated net revenue increased 33% over 2005 to $108.4 million and our operating income increased 43% over 2005 to $23.4 million. Our net cash from continuing operations was $14.7 million, up 25% over 2005.

With the 10 acquisitions completed in 2006, we expanded our operations into two new states, Arkansas and Ohio, and increased our presence in five existing states. Our acquisition momentum continued into 2007 with the early January acquisition of a multi-specialty ASC in Missouri. We now own 37 ASCs in 18 states and all but two of these are jointly owned with physician-partners. We continue to diversify our procedure mix with non-ophthalmic surgical procedures representing 29% of our total procedures in 2006, up from 17% in 2005. We now perform ophthalmology, orthopedic, pain management, plastics, gastrointestinal, gynecology, urology and spine procedures in our ASCs.

Our surgical facilities revenue in 2006 increased $25.1 million, or 42%, over 2005 and surgical procedures increased 38%. ASCs acquired or developed in 2005 and 2006 contributed $21.5 million of this increase. In addition to our strong external growth through acquisition, we also produced solid internal, or same-facility, growth in 2006. Our same-facility net revenue growth over 2005 increased each quarter with 5% reported in the first quarter, 11% in the second quarter, 12% in the third quarter and 14% in the fourth quarter. Our strategy of adding high quality ASCs to our portfolio through acquisition and then executing a post-closing growth strategy is working.

Not only did we invest in ASC acquisitions in 2006, but we also made investments to support and enhance our same-facility growth strategy. Early in the year we hired a senior executive to recruit and manage a direct sales team, among other responsibilities. Over the course of the year we hired three sales people with the primary task of finding physicians to utilize our ASCs in targeted markets. Although this is a significant financial investment, we believe it is the right strategy for the company to drive same-facility growth and we are already seeing results. Each of our existing ASCs has capacity to accommodate additional surgical procedures. Our sales team is responsible for identifying the best physicians in the market to fill this capacity by performing their surgical procedures in our ASCs. Some recent successes in this area support our belief that it takes professional sales people that are able to focus 100% of their time on this effort to achieve the results we desire. For example, at one of our ASCs various company employees have attempted from time-to-time to find other physician-users without success. We assigned a dedicated sales person to this ASC and within months she has brought in three new physician-users. This success was the result of developing a relationship with the existing physician-partners and operations staff, understanding the local market and persistently pursuing potential leads.

We also believe that organic growth driven by demographics will enhance our direct sales efforts. There are 77 million baby boomers in America growing older and living longer and the growth rate of the over 65 age group is about to accelerate considerably in the next few years. There will also continue to be new technologies and innovations, which will allow more surgical procedures to be performed on an outpatient basis. For example, we are seeing more spine procedures being performed in ASCs as a result of improvements in technology.

In 2006, we also added a new executive to our development team who has both acquisition and de novo development experience. This reflects our continuing commitment to drive external growth through strategic acquisitions and the selective development of newly constructed ASCs. The ASC industry is still highly fragmented from an ownership perspective and we believe there is significant opportunity for consolidation. Historically, we have acquired smaller, single-specialty ASCs and we are now pursuing larger, multi-specialty ASCs. We continue to focus on developing and building relationships with physicians as a key component of the acquisition process. We believe this is one of our strengths and a key contributor to our past success. Another important element to the success of our external growth strategy is access to capital. We started 2006 with a $50 million credit facility and three participating banks and increased the size of the facility to $80 million and five participating banks by mid-year. In February 2007, we increased the size once again to $125 million and seven participating banks. We also have the option to increase the size to $150 million under certain conditions. We are very pleased with the relationship we have with our banks and their willingness to provide us with the capital to fund our growth strategy.

2006 was also a good year for our non-core businesses. Net revenue from our product sales segment increased 14% over 2005. This was all internal growth, adding new customers and selling more products and services to existing customers. Our other segment, which primarily consists of an ophthalmology practice with multiple locations in Atlanta, Georgia, also had a good 2006.

In January 2007, we held a management meeting with the theme, "Feel the Momentum." A key message to the attendees was how to manage and drive growth while maintaining quality and meeting the needs of our partners. We all believe there remain abundant opportunities for growth in our markets and we fully intend to capitalize on these opportunities. Our team did a good job of transitioning our acquired ASCs in 2006 and we have proven ourselves very capable of executing our growth strategy. We remain confident that the successful execution of our growth strategy will enhance stockholder value.

I would like to thank our employees, our physician-partners and our Board of Directors for their dedication and contributions in 2006. I would also like to thank our stockholders for their ongoing support. This is an exciting time to be leading NovaMed and I look forward to a successful future.



Thomas S. Hall
Chairman, President and Chief Executive Officer


ASCs operated
at end of period
24
28
36
2004
2005
2006
Number of surgical
procedures performed
57,568
75,512
104,076
2004
2005
2006
Net income from
continuing operations
(in thousands)
$2,053
$5,305
$5,699
2004
2005
2006
Cash flow
from operations
(in thousands)
$10,152
$11,759
$14,704
2004
2005
2006

Surgical Facilities

NovaMed partners with physicians in the ownership of surgical facilities and provides professional, experienced management to these facilities. NovaMed also provides development expertise for building new surgical facilities in partnership with physicians and expertise in identifying and attracting new physicians to perform surgical procedures at existing surgical facilities.

Product Sales

NovaMed sells a variety of optical products to eye care professionals and consumers through our purchasing organization, wholesale laboratories and optical retail store. NovaMed also provides marketing products and services to eye care professionals and vendors.

Surgical facilities net revenue
(In thousands)


$45,704
$60,169
$85,275
2004
2005
2006

Product sales net revenue
(In thousands)


$10,641
$13,479
$15,408
2004
2005
2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
APR 2 3 2007
WASH, D.C.
185
SECTION

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____**

Commission File Number: 0-26625

NOVAMED, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4116193**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(312) 664-4100**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**The NASDAQ Stock Market, LLC**
Preferred Stock Purchase Rights	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes☐ No ☒

The aggregate market value of the registrant's shares of voting stock held by non-affiliates of the registrant, based upon the last reported sale price of the registrant's Common Stock on June 30, 2006 was $144,092,675. The number of shares outstanding of the registrant's Common Stock, par value $.01 per share, as of March 8, 2007 was 24,240,346.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement in connection with the registrant's 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

This Annual Report on Form 10-K (the "Form 10-K") contains, and incorporates by reference, certain "forward-looking statements" (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) that reflect our current expectations regarding our future results of operations, performance and achievements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies that could cause our actual results, performance or achievements in 2007 and beyond to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include: reduced prices and reimbursement rates for surgical procedures; our ability to acquire, develop or manage a sufficient number of profitable surgical facilities, including facilities that are not exclusively dedicated to eye-related procedures; our ability to manage our increasing borrowing costs as we incur additional indebtedness to fund the acquisition and development of surgical facilities; our ability to maintain successful relationships with the physicians who use our surgical facilities; our operating margins and profitability could suffer if we are unable to grow and manage effectively our increasing number of surgical facilities; competition from other companies in the acquisition, development and operation of surgical facilities; and the application of existing or proposed government regulations, or the adoption of new laws and regulations, that could limit our business operations, require us to incur significant expenditures or limit our ability to relocate our facilities if necessary. These factors and others are more fully set forth under "Item 1A - Risk Factors." You should not place undue reliance on any forward-looking statements. We undertake no obligation to update or revise any such forward-looking statements that may be made to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

Unless the context requires otherwise, you should understand all references to "we," "us" and "our" to include NovaMed, Inc. and its consolidated subsidiaries.

Item 1. Business

General

NovaMed, Inc. is a health care services company and an owner and operator of ambulatory surgery centers (ASCs). Our primary focus and strategy is to acquire, develop and operate ASCs in joint ownership with physicians throughout the United States. As of March 15, 2007, we own and operate 37 ASCs located in 18 states. Historically, most of our ASCs have been single-specialty ophthalmic surgical facilities where ophthalmologists perform surgical procedures - primarily cataract surgery. Over the past three years, however, we have focused on expanding into other specialties such as orthopedics (including podiatry), urology, gastroenterology, pain management, plastic surgery and gynecology. This expansion into other specialties has been accomplished through both the acquisition of new ASCs and the addition of new specialties to our existing ASCs. As of March 15, 2007, 10 of our 37 ASCs offer surgical services in specialties other than ophthalmology. We continue to explore opportunities to acquire ASCs offering differing types of medical specialties. We also continue to explore ways to efficiently add new specialties to our existing ASCs.

As of March 15, 2007, we have physicians as our equity partners in 35 of our ASCs; we own a majority interest in 34 of these facilities and a minority interest in one other. We own all of the equity interests in our other two ASCs; however, in the future we may elect to sell a minority interest in these facilities to physicians.

In addition to having surgical equipment in our ASCs, we also provide excimer lasers to ophthalmologists for their use in performing laser vision correction surgery in their offices. We provide these excimer lasers and other services pursuant to laser services agreements.

We also own and operate optical laboratories, an optical products purchasing organization and a marketing products and services business.

In addition to our surgical facilities and optical products businesses, we provide management services to two eye care practices pursuant to long-term service agreements. Under these service agreements, we provide business, information technology, administrative and financial services to these practices in exchange for a management fee. These management services are provided to an optometric practice with an optical retail store located in the Chicago market and an ophthalmology practice with multiple locations in Atlanta, Georgia.

We were originally organized as a Delaware limited liability company in March 1995 under the name NovaMed Eyecare Management, LLC. In connection with a venture capital investment made in November 1996, NovaMed Holdings Inc., an Illinois corporation, was formed to serve as a holding company, with NovaMed Eyecare Management, LLC as our principal operating subsidiary. In May 1999, NovaMed Holdings Inc. reincorporated as a Delaware corporation and changed its name to NovaMed Eyecare, Inc. In August 1999, we consummated our initial public offering of common stock. In March 2004, we changed our name to NovaMed, Inc. We also changed the name of our principal operating subsidiary to NovaMed Management Services, LLC.

Information Available

Our corporate headquarters are located at 980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611, and our website is www.novamed.com. We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The public may read and copy any materials that we file with the SEC at the SEC's public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file their Exchange Act documents electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet website (http://www.novamed.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Industry Overview

Ambulatory Surgery Center Industry

The term "ambulatory surgery" refers to medical procedures performed on a nonhospitalized patient who is able to return home the same day. Since the inception of outpatient surgery centers in the early 1970s, the ASC industry has grown consistently, with 5,349 ASCs in the United States as of November 2006 according to Verispan, L.L.C., an independent health care market research and information firm. Improved surgical techniques and technologies have significantly expanded the number of surgical procedures that can be performed in an ASC. Lasers, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has minimized postoperative side effects such as nausea and drowsiness, resulting in shorter recovery times and in many cases eliminating the need for overnight hospitalization.

We also believe that the convenience and efficiencies offered by an ASC have also contributed to the growth in ASC procedures. We believe that many physicians prefer an ASC to a hospital because of greater scheduling flexibility, faster turnaround time between cases and more efficient nurse staffing. Patients prefer the experience of a surgical facility dedicated to their specialized surgery that is free from disruptions or scheduling conflicts that often arise in hospitals due to emergency procedures or more complex surgical procedures that take longer than expected.

In addition to these technological advancements and operating efficiencies, we believe that public and private third party payors recognize the cost-effective benefits of ASCs. We believe that surgery performed at an ASC is generally less expensive than hospital-based outpatient surgery because of lower facility costs, more efficient staffing and space utilization and specialized operating environment focused on cost containment.

Optical Products and Services Industry

The eye care market consists of a large, diverse group of services and products. The eye care services market includes routine eye examinations as well as diagnostic and surgical procedures that address complex eye and vision conditions. The most common conditions addressed by eye care professionals are nearsightedness, farsightedness and astigmatism. Other frequently treated conditions include cataracts, glaucoma, macular degeneration and diabetic retinopathy. Eye and vision conditions are typically treated with surgery, pharmaceuticals, prescription glasses, contact lenses or some combination of these treatments. Additional services offered by eye care professionals include research services for eye care devices or pharmaceuticals being developed or tested in clinical trials. The optical products market consists of the manufacture, distribution and sale of optical goods including corrective lenses, eyeglasses, frames, contact lenses and other optical products and accessories.

While the number of patient choices for vision correction has increased with improved surgical vision correction technologies and techniques, the market for basic optical goods including corrective lenses, eyeglass frames, contact lenses and other optical products and accessories, remains a significant market. Eyeglass lenses and frames are typically sold through retail optical outlets located in optometrist and ophthalmologist clinics, as well as through retail stores.

Our Business Model

We are focused primarily on acquiring, developing and operating ASCs within new and existing markets. We believe that our experience in operating ASCs, when coupled with our management services experience in working with physicians, will provide our physician-partners with an efficient operating environment to maximize quality patient care. Our business was founded in the eye care setting, but we have expanded into other specialties and will continue to acquire and develop ASCs in varying specialties.

Surgical Facilities

As of March 15, 2007, we own and operate 37 ASCs, each of which is a state-licensed and Medicare-certified ASC. Physicians perform a variety of surgical procedures in our ASCs, including ophthalmology, orthopedics (including podiatry), urology, gastroenterology, pain management, plastic surgery and gynecology. Seventy-one percent of the surgical procedures performed in our facilities in 2006 were ophthalmic procedures, with orthopedics, pain management and gastroenterology comprising 8%, 7% and 7%, respectively.

We generally own and operate our surgical facilities through joint ownership arrangements in which we own a majority interest in the facility and the minority equity interests are held by physicians that perform surgeries in the ASC and live in the ASC's local community. We currently own a minority interest in one of our facilities, but we have an option that expires during 2007 to purchase additional equity to allow us to own a majority interest. Each facility is generally owned and operated through a separate limited liability company, with one of our wholly owned subsidiaries generally serving as the manager of the entity. In certain instances, we may own the facility through a limited partnership with one of our wholly owned subsidiaries serving as the general partner.

In addition to owning and operating ASCs, we also are parties to laser services agreements pursuant to which we provide excimer lasers and various services to ophthalmologists for their use in performing laser vision correction surgery. Our excimer lasers are either located in our ASCs or provided to physicians for use in their medical practices through these laser services agreements. Three of our laser services agreements expired in 2006 and two more will expire in 2007. Unless the parties agree on extensions, our other laser services agreements will be expiring over the next four years.

Our nonexclusive supply agreement with Alcon Laboratories, Inc., pursuant to which we were able to procure and utilize excimer lasers and other equipment, expired on December 31, 2006. Although we did not see a need to renew this supply agreement, we did negotiate with Alcon lease extensions on two lasers that we will continue to provide under our remaining laser service agreements. While we may elect to acquire an excimer laser on behalf of an ASC from time to time, we generally do not intend to enter into any additional laser services agreements.

Product Sales

We own and operate an optical laboratory business that specializes in surfacing, finishing and distributing corrective lenses and eyeglass lenses. Our laboratories have in excess of 250 active customers, including ophthalmologists, optometrists, opticians and optical retail chains. Our optical products purchasing organization allows eye care professionals to purchase optical products through us from more than 200 suppliers. We process consolidated monthly billing for over 1,500 customers that utilize our purchasing organization. Customers of these businesses include our former affiliated doctors who are parties to multi-year optical supply agreements with us pursuant to which our group purchasing organization and optical laboratories are the primary providers of optical products and supplies to these doctors. Generally, unless the parties agree on extensions, these supply agreements will expire between March 2007 and May 2009. The product sales revenue generated from these customers in 2006 constituted less than five percent of our total product sales revenue.

In addition, our marketing products and services business provides eye care professionals and vendors with a range of products and services including brochures, videos, advertising and website design, education and training programs, and consulting services.

We also have a long-term service agreement with an optometric practice located in Illinois. The optometric practice also has a retail optical outlet that sells eyeglasses and other products to patients. We provide all of the services, facilities and equipment necessary to operate this optometric practice under a 25-year service agreement. The services include:

- billing, collection and cash management services
- procuring and maintaining all office space, equipment and supplies
- subject to federal and state law, recruiting, employing, supervising and training all non-professional personnel
- assisting in recruiting additional doctors
- all administrative and support services
- information technology services

Other

We also have a 40-year service agreement in place with an ophthalmology practice with multiple locations in Atlanta, Georgia. We provide all of the services, facilities and equipment necessary to operate this medical practice, including services identical in nature to those described above with respect to our Illinois affiliated optometric practice.

For a further discussion regarding these segments and their respective financial information, please see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Growth Strategy

Surgical Facilities

We are focused on acquiring, developing and operating ASCs. Historically, our emphasis was primarily on eye surgical services. Over the past three years, however, we have expanded into other specialties such as orthopedics (including podiatry), urology, gastroenterology, pain management, plastic surgery and gynecology. This expansion into other specialties has been through both the acquisition of new facilities and the addition of specialties to our existing centers. While ophthalmology is still our largest specialty and a key part of our growth strategy, we are actively evaluating and pursuing opportunities in other specialties. The key elements of our growth strategy are:

- Increasing the revenue and profitability of our existing ASCs;
- Acquiring equity interests in ASCs in partnership with physicians; and
- Developing newly constructed ASCs through joint ownership arrangements with physicians.

Increasing Revenue and Profitability of our Existing ASCs

The revenue generated by our ASCs is driven by the surgical procedures performed by physicians. Revenue growth in our existing ASCs is expected to be derived from an increase in surgical procedures performed at each facility, whether this increase is from the existing physicians or new physicians utilizing the facility. All of our ASCs currently have the capacity to handle additional procedures. Given this capacity, we introduce the benefits of our facilities to new physicians who may be using other less efficient and convenient facilities. We believe the efficiency and convenience of an ASC, and the opportunity to work in facilities affiliated with a national ASC operator with significant management expertise, are appealing to physicians and their patients and provides a more attractive setting than hospitals. We employ sales people in several of our markets who are working on a full-time basis to market our ASCs to potential physicians. We also work with our physicians to identify new procedures, technologies or equipment to integrate into our facilities and expand the scope of surgical services offered in a cost-effective manner. Moreover, as we continue to expand the number of multi-specialty ASCs within our portfolio, reimbursements from private third party payors will likely increase as an overall percentage of our surgical facility revenue. Thus, we will continue to evaluate opportunities to maximize our managed care panel participation and reimbursement levels.

With some of our existing centers that currently provide only eye-related surgical services, we are exploring efficient ways to add new surgical specialties. We are often required to obtain state licensure approval to add other specialties to our existing centers. The likelihood of our success in receiving these approvals will vary by state.

Staffing and medical supply costs are generally an ASC's two largest expense categories. We analyze staffing schedules and work with physicians to schedule surgeries in a manner that maximizes staff efficiency and optimizes staffing costs. We also have negotiated purchasing contracts with many of our largest vendors and we educate our physicians on lower cost supply alternatives that still maintain high patient care standards.

Acquiring Equity Interests in ASCs

We have a development staff that is responsible for identifying, evaluating and negotiating the acquisition of majority interests in ASCs in new or existing markets. In certain instances, we may also consider acquiring a minority, rather than a majority, equity interest. The acquisition of a well-established ASC is an attractive means of entry into a new market, particularly in states that require a certificate of need (CON) for development. In analyzing potential transactions, the evaluation of our prospective physician-partners is a critical factor. We recognize that the success of our ASCs is tied directly to the success of our physician-partners and their practices. We believe our management services experience greatly enhances our physician evaluation process.

We also assess the target facility's potential for future growth. We identify opportunities to add new physicians or surgical procedures, or to improve managed care participation. We also examine the opportunities to reduce expenses through improved staff efficiency, better physician scheduling and reduced supply costs. Our development staff and operations personnel work closely with our physician partners to formulate a growth strategy for each newly acquired facility to maximize our return on investment.

We currently intend to finance our future acquisitions of equity interests in ASCs using cash generated from our operations and amounts borrowed under our credit facility. Our $125 million credit facility expires on February 5, 2010.

Developing Newly Constructed ASCs

Our development staff is also responsible for identifying potential opportunities to build new ASCs with physician-partners. These projects involve partnering with one or more physicians in a local community that is either underserved from a facility standpoint, or involve physicians who don't have the resources, productivity or expertise to construct a facility on their own and seek an experienced partner to help finance, structure and oversee the project. Generally, development of a new ASC can be an attractive alternative in states that do not require a CON to build a new center. We have developed two of our 37 ASCs as of March 15, 2007.

Product Sales

We believe there are opportunities to grow our optical products and services business by adding ophthalmologists and optometrists as customers, as well as offering a broader range of products and services to our existing customer base. Our marketing products and services business has grown recently due, in part, to more marketing dollars being spent by its customers to promote the new refractive intraocular lens technology.

Competition

Surgical Facilities

In acquiring, developing and operating our ASCs, our principal competitors are corporations, physicians and hospitals. There are several publicly held and private companies actively engaged in the acquisition, development and operation of ASCs. Some of these companies may acquire and develop multi-specialty ASCs, practice-based ASCs focusing on varying specialties, or a combination of the two. Moreover, some of these companies have the acquisition and development of ASCs as their core business, while other competitors are larger, publicly held companies that have subsidiaries or divisions engaged in this business. Many of these competitors have greater resources than us. In each of our local markets, we also compete with hospitals and other ASCs in attracting physicians to utilize our ASCs, for patients and for managed care contracting opportunities.

Product Sales

Our two optical laboratories face a variety of national, regional and local competitors. We compete in the optical laboratory market on the bases of quality and breadth of service, reputation and price.

In the market for providing optical group purchasing services, we primarily compete with national and regional buying groups, as well as large vendors. Competition in this market is based upon service, price and the strength of the purchasing organization, including the ability to negotiate discounts with suppliers.

Other

Our management services are provided to eye care professionals through long-term affiliations. The market for these management services is fragmented, and we do not face any single, dominant U.S. national competitor. Eye care professionals may seek a corporate partner to assist them in the growth and development of their practices, as well as with the day-to-day management and administration of their businesses. Factors that may influence an eye care professional's decision to retain a corporate partner to provide management services are the corporate partner's experience and scope and quality of services offered, the eye care professional's need for these services, and price.

Employees

As of March 8, 2007, we had approximately 666 employees, 439 of whom are full-time employees. We are not a party to any collective bargaining agreements and we consider our relations with our employees to be good.

Many of our ASCs are located adjacent to a physician practice. In some instances, our ASCs may lease from the physician practice some or all of the individuals who provide services in the ASC on our behalf. This is typically only done when the ASC may provide surgical services on a limited schedule. This leasing model allows us to staff these centers in a more cost-effective manner.

Governmental Regulation

As a participant in the health care industry, our operations are subject to extensive and increasing regulation by governmental entities at the federal, state and local levels. Many of these laws and regulations are subject to varying interpretations, and we believe courts and regulatory authorities generally have provided little clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law regulating our businesses.

We believe our business practices comply in all material respects with applicable federal, state and local laws and regulations. If the legal compliance of any of our activities were challenged, however, we might have to divert substantial time, attention and resources from running our business to defend against these challenges regardless of their merit. In such circumstances, if we do not successfully defend these challenges, we might face a variety of adverse consequences including losing our ASC licenses, losing our eligibility to participate in Medicare, Medicaid or other federal or state health care programs, or losing other contracting privileges and, in some instances, civil or criminal fines. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

The regulatory environment in which we operate may change significantly in the future. Numerous legislative proposals have been introduced in the U.S. Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. In addition, several sets of regulations have been recently adopted that may require substantial changes in the way health care providers operate during the coming years. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements, repurchase minority equity interests in our ASCs that are owned by physicians, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

The following is a summary of the principal health care regulatory issues affecting our operations and us.

Federal Law

Anti-Kickback Statute. The federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any direct or indirect remuneration in return for the referral of patients or the ordering or purchasing of items or services payable under Medicare, Medicaid or other federal health care programs. Violations of this statute may result in criminal penalties, including imprisonment or criminal fines of up to $25,000 per violation, civil penalties of up to $50,000 per violation plus up to three times the amount of the underlying remuneration, and exclusion from federal or state programs including Medicare or Medicaid.

The anti-kickback statute is broadly written as to encompass many legitimate, harmless and pro-competitive arrangements. Consequently, Congress has enacted a series of statutory exceptions to the anti-kickback statute, and the Inspector General for the U.S. Department of Health and Human Services (DHHS) has promulgated a series of regulatory "safe harbors." When possible, we have attempted to structure our business operations within a safe harbor. However, some aspects of our business either do not meet the prescribed safe harbor standards, or relate to practices for which no safe harbor standards exist. Because there is no legal requirement that relationships fit within a safe harbor, a business arrangement that does not comply with the relevant safe harbor, or for which a safe harbor does not exist, does not necessarily violate the anti-kickback statute, and is not necessarily illegal *per se*.

Included among the safe harbors to the anti-kickback statute are certain safe harbors for investment interests in general, and for investment interests in ASCs, specifically. As of March 15, 2007, we co-own 35 of our ASCs with one or more physicians, and we will likely co-own with physicians most of the ASCs that we will acquire in the future. We will also likely be selling minority interests in our existing wholly owned ASCs to physicians in the near-to intermediate-term. It is unlikely that our co-ownership will meet all of the parameters of the general investment interest safe harbors or the ASC investment interest safe harbors. As discussed above, however, an arrangement that does not fit squarely within a safe harbor is not *per se* unlawful under the anti-kickback statute. It is our intent to structure all such co-ownership arrangements in a manner that complies with as many of the safe harbor components as possible, that meets the objectives of the anti-kickback statute, and that follows the other available regulatory guidance regarding ASC co-ownership arrangements to the greatest extent possible.

The applicable regulatory authorities have provided limited guidance regarding ASC ownership arrangements that are permissible under the anti-kickback statute. Based on the guidance that is available, we believe that our joint ownership arrangements comply with the anti-kickback law based on, among other things, the following factors: all of the jointly owned ASCs are Medicare certified; patients referred to an ASC by an investor are informed of the referring physician's investment interest in the ASC; the terms on which an investment interest in the ASC is offered to an investor are not related to the previous or expected volume of referrals or services by, or other business with, the investor; neither any of the investors (including us) nor the ASC entity will loan money to any investors or guarantee debt of any investors incurred to purchase the investment interest; the return on investment in the ASC is directly proportional to the investors' investment interests; the ASCs treat federal health program beneficiaries in a non-discriminatory manner; and Medicare-recognized surgical procedures account for a significant portion of the investor-physicians' medical practice income.

Self-Referral Law. Subject to limited exceptions, the federal self-referral law, known as the "Stark Law," prohibits physicians and optometrists from referring their Medicare or Medicaid patients for the provision of "designated health services" to any entity with which they or their immediate family members have a financial relationship. "Financial relationships" include both compensation and ownership relationships. "Designated health services" include clinical laboratory services, radiology and ultrasound services, durable medical equipment and supplies, and prosthetics, orthotics and prosthetic devices, as well as seven other categories of services.

Generally speaking, the Stark Law does not prohibit referrals to ASCs from physicians with ownership or investment interests in those ASCs. Medicare regulations provide two exceptions that protect referrals to ASCs by physicians who have ownership or compensation relationships with those ASCs. The first exception expressly exempts items and services which are identified as designated health services for which payment is included in the ASC composite rate. Referrals made for these items and services by physicians with a financial relationship do not violate the Stark Law when furnished in the ASC setting. Thus, when an intraocular lens, or IOL, used in cataract surgery, or another service or item that would otherwise qualify as a "designated health service," is included in an ASC composite payment rate, the IOL (or other such service or item) will not be considered to be a "designated health service." The second exception provides that prosthetics, prosthetic devices, and durable medical equipment implanted at a Medicare-certified ASC by the referring physician or a member of the referring physician's group practice also are specially excepted, even when the Medicare payment for these items is separate from — *i.e.*, not bundled into — the ASC payment.

Violating the Stark Law may result in denial of payment for the designated health services performed, civil fines of up to $15,000 for each service provided pursuant to a prohibited referral, a fine of up to $100,000 for participation in a circumvention scheme, and exclusion from the Medicare, Medicaid and other federal health care programs. The Stark Law is a strict liability statute. Any referral made where a financial relationship exists that fails to meet an exception constitutes a violation of the law.

Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid. Violations of the law may result in repayment of three times the damages suffered by the government and penalties from $5,500 to $11,000 per false claim. Collateral consequences of a violation of the False Claims Act include administrative penalties and possible exclusion from participation in Medicare, Medicaid and other federal health care programs.

Health Insurance Portability and Accountability Act. In August 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996 (HIPAA). Included within HIPAA's health care reform provisions are its "administrative simplification" provisions, which require that health care transactions be conducted in a standardized format, and that the privacy and security of certain individually identifiable health information be protected. Final rules for most of the administrative simplification subject areas have been published.

Final rules covering "Standards for Electronic Transactions and Code Sets" were published on August 17, 2000, and set forth the standardized billing codes and formats that we must use when conducting certain health care transactions and activities. Our ASCs are utilizing standard transactions and approved code sets, all in compliance with HIPAA.

On December 28, 2000, as modified on May 31, 2002 and August 14, 2002, the DHHS published final rules addressing "Standards for Privacy of Individually Identifiable Health Information" under HIPAA's administrative simplification provisions. Compliance with these rules was required by April 14, 2003. These rules create substantial compliance issues for all "covered entities" - which include health care providers, health plans and health care clearinghouses - that engage in regulated transactions and activities. Operations of our ASCs are covered by the final rules. We believe our ASCs are in substantial compliance with these final rules.

Final rules addressing the "Security Standards" under HIPAA's administrative simplification provisions were published on February 20, 2003. Compliance with these regulations was required by April 21, 2005. We believe our ASCs are in compliance.

Violations of HIPAA's administrative simplification provisions can result in civil penalties of up to $25,000 per person per year for each violation or criminal penalties of up to $250,000 and/or up to 10 years in prison per violation.

State Law

Facility Licensure and Certificate of Need. We are required to obtain and maintain licenses from the state departments of health in states where we open, acquire and operate ASCs. We believe that we have obtained, and that we maintain, the necessary licenses in states where licenses are required. With respect to future expansion, we cannot assure you that we will be able to obtain the required licenses without unreasonable expense or delay. In addition, we cannot assure you that we will be able to maintain licenses for all of our operating ASCs. We believe our ASCs are in compliance with all applicable state licensure requirements, but we cannot guaranty that the state departments of health will continue to view our facilities as being in compliance.

Some states require a Certificate of Need, or CON, prior to the construction or modification of an ASC or the purchase of specified medical equipment in excess of a dollar amount set by the state. We believe that we have obtained the necessary CONs in states where a CON is required. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing the need for CONs. It is possible that a state regulatory authority could challenge our determination. With respect to our future development of new ASCs or expansion of existing ASCs, we cannot assure you that we will be able to acquire a CON in all states where a CON is required.

Anti-Kickback Laws. In addition to the federal anti-kickback law, a number of states have enacted laws that prohibit payment for referrals and other types of kickback arrangements. Some of these state laws apply to all patients regardless of their source of payment, while others limit their scope to patients whose care is paid for by particular payors.

Self-Referral Laws. In addition to the federal Stark Law, a number of states have enacted laws that require disclosure of or prohibit referrals by health care providers to entities in which the providers have an investment interest or with which the providers have a compensation relationship. In some states, these restrictions apply regardless of the patient's source of payment.

State Privacy Laws. Numerous states have enacted privacy laws that have similar objectives to the federal HIPAA privacy regulations. These laws, which vary from state to state, require that certain protective measures be taken in connection with the disclosure of a patient's identifying information.

Corporate Practice of Medicine. A number of states have enacted laws that prohibit, or have common law that prohibits, the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. Application of the corporate practice of medicine prohibition varies from state to state. Although we neither employ physicians nor provide professional medical services, we provide services to physicians in connection with their performance of surgical procedures through laser services agreements and through our remaining management services agreements. To the extent any act or service to be performed by us is construed by a court or enforcement agency to constitute the practice of medicine, we cannot be sure that a particular state court or enforcement agency may not construe our arrangements as violating that jurisdiction's corporate practice of medicine doctrine. In such an event, we may be required to redesign or reformulate our relationships with these eye care professionals and there is a possibility that some provisions of our agreements may not be enforceable.

Fee-Splitting Laws. The laws of some states prohibit providers from dividing with anyone, other than providers who are part of the same group practice, any fee, commission, rebate or other form of compensation for any services not actually and personally rendered. Penalties for violating these fee-splitting statutes or regulations may include revocation, suspension or probation of a provider's license, or other disciplinary action. In addition, courts have refused to enforce contracts found to violate state fee-splitting prohibitions. The precise language and judicial interpretation of fee-splitting prohibitions varies from state to state. Courts in some states have interpreted fee-splitting statutes to prohibit all percentage of gross revenue and percentage of net profit management fee arrangements. Other state statutes only prohibit fee splitting in return for referrals. To the extent any of our contractual arrangements are construed by a court or enforcement agency to violate the jurisdiction's fee-splitting laws, we may be required to redesign or reformulate our arrangements and there is a possibility that some provisions of our agreements may not be enforceable.

Excimer Laser Regulation

Medical devices, including the excimer lasers used in our ASCs, are subject to regulation by the FDA. Medical devices may not be marketed for commercial sale in the U.S. until the FDA grants pre-market approval for the device.

Failure to comply with applicable FDA requirements could subject us or laser manufacturers to enforcement action, product seizures, recalls, withdrawal of approvals and civil and criminal penalties. Further, failure to comply with regulatory requirements, or any adverse regulatory action, could result in a limitation on or prohibition of our use of excimer lasers.

Government Regulation – Management Services

Our management services business and the operations of our affiliated providers are also subject to extensive and continuing regulation by governmental entities at the federal, state and local levels. The following is a summary of the principal health care regulatory issues affecting our management services business, both with respect to our affiliated providers and us:

Federal Law

Anti-Kickback Statute. As discussed above, there are safe harbor regulations to the federal anti-kickback statute. When possible, we have attempted to structure our management services business and our relationships with our affiliated providers within a safe harbor. Some aspects of our management services business, the business of our affiliated providers, and our relationships with our affiliated providers either do not meet the prescribed safe harbor standards, or relate to practices for which no safe harbor standards exist. Because there is no legal requirement that relationships fit within a safe harbor, a business arrangement that does not comply with the relevant safe harbor, or for which a safe harbor does not exist, does not necessarily violate the anti-kickback statute.

Self-Referral Law. Our affiliated providers provide limited categories of designated health services, specifically, diagnostic radiology services, including A-scans and B-scans, and prosthetic devices, including eyeglasses and contact lenses furnished to patients following cataract surgery. We believe the provision of these designated health services satisfies an exception to the Stark Law. In addition, compensation arrangements between our affiliated providers and their employers have historically been structured to comply with the Stark Law.

Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid.

Health Insurance Portability and Accountability Act. The operations of our affiliated providers are covered by HIPAA. We have taken actions to assist our remaining affiliated providers with their HIPAA compliance efforts.

State Law

State Privacy Laws. State health information privacy laws may also apply to the activities of our affiliated providers. There is very little guidance regarding the application of these state privacy laws. We cannot be sure that the privacy measures taken by our affiliated providers will be construed as complying with these laws. In the event the privacy measures taken by these professionals are deemed not to comply with a particular state's health privacy laws, we may need to incur significant time, effort and expense to establish compliance.

Corporate Practice of Medicine Laws. Although we neither employ doctors nor provide professional medical services, to the extent any portion of the comprehensive management services that we provide under our service agreements with our affiliated providers is construed by a court or enforcement agency to constitute the practice of medicine, our service agreements provide that our obligations to perform the act or service is waived. We cannot be sure that a particular state court or enforcement agency may not construe our arrangements as violating that jurisdiction's corporate practice of medicine doctrine. In such an event, we may be required to redesign or reformulate our relationships with our affiliated providers and there is a possibility that some provisions of our service agreements may not be enforceable.

Fee-Splitting Laws. We believe our management fee arrangements with our affiliated providers differ from those invalidated as unlawful fee splits because they establish a flat monthly fee that is subject to adjustment based on the degree to which actual practice revenues or expenses vary from budget. However, there is some risk that our arrangements could be construed by a state court or enforcement agency to run afoul of state fee-splitting prohibitions. Accordingly, all of our service agreements contain either a reformation provision or a mechanism establishing an alternative fee structure, or both.

Discontinued Operations

Effective November 1, 2005, we sold our 80% interest in our St. Joseph, MO ASC to our existing physician-partners. We sold our interest due to state licensure issues unique to this ASC as well as its limited growth potential. The results of this ASC are classified as discontinued operations for all periods presented.

In October 2001, we announced our intentions to discontinue our management services business and beginning in the third quarter of 2001, we reflected the management services business as discontinued operations in our financial statements. We completed our discontinued operations plan in December 2003 when we consummated our last divestiture transaction. From December 2001 to December 2003, we negotiated and closed nineteen divestiture transactions. After failing to find a buyer for two of our practices on terms acceptable to us, we subsequently decided to retain these practices. These two practices are reported in continuing operations for all periods presented.

Item 1A. Risk Factors

The following factors should be considered in evaluating our company and our business. These factors may have a significant impact on our business, operating results and financial condition.

Risks Relating to Our Business

Reduced prices and reimbursement rates for surgical procedures as a result of competition or Medicare and other governmental and private third party payor cost containment efforts could reduce our revenue, profitability and cash flow

Government sponsored health care programs accounted for approximately 38% of our consolidated net revenue for the year ended December 31, 2006. The health care industry is continuing to experience a trend toward cost containment as government and private third-party payors seek to contain reimbursement and utilization rates and to negotiate reduced payment schedules with health care providers. These trends may result in a reduction from historical levels in per patient revenue received by our ASCs. Changes in Medicare payment rates have, in the past, resulted in reduced payments to ASCs. Medicaid and other governmental and private insurance payments also could be affected to the extent that these insurance companies use payment methodologies based on Medicare rates, or take actions independent of Medicare to revise payment methodologies.

On December 8, 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (referred to as the "Medicare Modernization Act") was signed into law. The Medicare Modernization Act eliminates the historical practice of basing ASC facility fees on cost surveys of ASCs, and instead requires the Centers for Medicare & Medicaid Services (CMS) to devise a new methodology for establishing ASC facility payments, and to implement new reimbursement rates based on the new methodology between January 1, 2006 and January 1, 2008. On August 23, 2006, CMS proposed a new rate-setting methodology pursuant to the mandate established under the Medicare Modernization Act. Under the rate-setting methodology proposed by CMS, ASC facility payments would be a percentage (proposed to be 62 percent) of the rates paid to hospitals for the same services when furnished on an outpatient basis in the hospital setting. Payments for certain services commonly furnished in a physician offices would be capped at the amount Medicare pays physicians as a technical component when the services are furnished in the office setting. In the proposal, CMS also announced its intent to implement the new payment system effective for services furnished on and after January 1, 2008. When CMS eventually implements rebased rates, payment amounts for most procedures could change, in some cases significantly. Additionally, the Medicare Modernization Act provides that there shall be no inflation update to Medicare ASC rates during calendar years 2005 through 2009. This freeze will adversely affect the revenues of our business. Further, if CMS finalizes its proposal to base ASC payments on amounts paid to hospitals for comparable services, we anticipate significant fluctuation in ASC payment rates from year-to-year when CMS annually updates hospital payment rates.

The proposed rule, as written, would result in a reduction in the reimbursement rates for certain ophthalmology procedures, including cataract and YAG procedures, which made up approximately 54% of the procedures performed in our ASCs in the fourth quarter of 2006. The proposed rule also would reduce reimbursement rates for gastroenterology and pain procedures which together made up approximately 14% of the procedures performed in our ASCs in the fourth quarter of 2006. Conversely, the proposed rule would increase reimbursement rates for certain procedures, including orthopedic procedures, which made up approximately 8% of the total procedures performed in our ASCs in the fourth quarter of 2006. These proposed reimbursement changes are currently scheduled to be phased in over a two-year period beginning January 1, 2008. If we annualized our fourth quarter 2006 procedure mix, payor mix and volume, we estimate that the first phase of the proposed rule would negatively impact our annual earnings per share by $0.01 to $0.02. We estimate that the final phase of the proposed rule, including the impact of the first phase, would negatively impact our annual earnings per share by $0.03 to $0.04.

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005. This legislation requires CMS to, among other things, limit Medicare reimbursements for surgical procedures furnished in ASCs to the amount paid to a hospital for the same service effective for services furnished on and after January 1, 2007. CMS implemented this change effective January 1, 2007. Since Medicare previously paid ASCs more than hospitals for certain procedures commonly furnished in our facilities, this change reduced reimbursement for certain services furnished in our facilities and negatively impacted our business. Considering the procedures performed in our ASCs in 2006 and prior years, the most significant impact to us from this legislation is the reduction in the Medicare facility fee for the after-cataract laser surgery procedure which is also known as the YAG procedure. Based on the number of YAG procedures performed in our ASCs during the fourth quarter of 2006, we estimate that the annual impact from the decreased Medicare facility fee paid for these procedures is a reduction of approximately $1.2 million to $1.4 million in net surgical facilities revenue. This would equate to an estimated negative impact in earnings per share of between $0.01 and $0.02. To the extent that other payors, governmental and private, adopt this practice, the impact could be greater.

Under current regulations, ASC Covered Procedures, *i.e.*, those for which a facility fee is provided by the Medicare program, are those procedures specifically approved by CMS. CMS develops and maintains a listing of ASC Covered Procedures (defined by HCPCS Code). A facility fee is available only for listed procedure codes. At present, approximately 2,500 procedures are approved for the ASC setting. CMS is required by law to update the list of ASC Covered Procedures every two (2) years. CMS has disregarded this requirement for many years. There is a substantial risk that CMS will occasionally disregard this statutory requirement, and not update the list of ASC Covered Procedures as required by law.

There also is a material risk that CMS will reduce the number of ASC Covered Procedures. On November 26, 2004, CMS proposed to delete 100 procedures from the list of ASC Covered Procedures, including many procedures that are commonly furnished in ASC settings. Although CMS ultimately decided in May 2005 to delete only five of the proposed 100 procedures, CMS could again propose and ultimately decide to substantially reduce the number of procedures for which Medicare will pay an ASC facility fee, a change that could affect the financial viability of our business. To the extent that any procedures performed at our ASCs are deleted from the list of ASC Covered Procedures, it could negatively and materially affect our revenue and business.

Considerable uncertainty surrounds the future determination of Medicare reimbursement levels for ambulatory surgical services. Services reimbursable under the Medicare program are subject to legislative change, administrative rulings, interpretations, discretion, governmental funding restrictions and requirements for utilization review. Such matters, as well as more general governmental budgetary concerns, may significantly reduce payments made to ASCs under this program, and there can be no assurance that future Medicare payment rates will be sufficient to cover the costs of, or cost increases in, providing services to Medicare patients.

Revenue from laser vision correction procedures comprised approximately 3% of our surgical facilities net revenue for the year ended December 31, 2006. The market for providing laser vision correction and other refractive surgery procedures continues to be highly competitive. In response, many of our competitors are offering laser vision correction or other refractive surgery services at lower prices than the prices we charge. If price competition continues, however, we may choose or be forced to lower the facility fees we charge in our surgical facilities. If we lower our fees, we could experience reductions in our revenue, profitability and cash flow.

As we develop and acquire more multi-specialty ASCs, we anticipate that the percentage of our surgical facilities net revenue derived from governmental payors such as Medicare will decrease while reimbursements from private third party payors will increase. Given this changing payor mix, our success will depend on our ability to negotiate favorable contracts with private third party payors. Even though our relative dependence on Medicare reimbursements may decrease, our revenue from private third party payors could be negatively affected by any adverse Medicare changes because many private third party payors tie their reimbursement levels to Medicare rates.

Our failure to operate, acquire or develop a sufficient number of profitable surgical facilities could limit our profitability and revenue growth

Our growth strategy is focused on growing our existing ASCs and acquiring or developing new ASCs in a cost-effective manner. We may not experience an increase in surgical procedures at our existing or future ASCs. We may not be able to achieve the economies of scale and patient base, or provide the business, administrative and financial services required to grow or sustain profitability in our existing and future ASCs. Newly acquired or developed facilities may generate losses or experience lower operating margins than our more established facilities, or they may not generate returns that justify our investment.

The current market for ASC acquisitions is very competitive, and most potential targets are evaluating offers from multiple bidders. This bidding process often results in increased purchase prices and less favorable transaction terms. In many instances, we have dropped out of the bidding because we thought the price was too high or other proposed terms were unacceptable. We may not be able to identify suitable acquisition or development targets, successfully negotiate the acquisition or development of these facilities on satisfactory terms, or have the access to adequate capital to finance these endeavors.

We anticipate that we will fund the acquisition and development of future ASCs from cash generated from our operations and amounts borrowed under our credit facility. The maximum commitment available under our credit facility is currently $125 million. Our current credit facility expires on February 5, 2010. As of February 28, 2007, we have approximately $58 million of availability under our credit facility. Given that we intend to continue to finance our acquisitions by using a combination of cash generated from our business operations and borrowings under our credit facility, we may in the future need to increase our maximum available commitment. We have an option under our credit facility to increase the maximum commitment to $150 million under certain conditions. To the extent we are able to increase our maximum commitment, if at all, such an increase may not be on terms that are favorable to us or sufficient for our needs. Our maximum borrowing availability and applicable interest rates under our credit facility are calculated based on a ratio of our total indebtedness to our earnings before interest, taxes, depreciation and amortization (EBITDA), all as more fully defined in our credit facility. Our credit facility currently provides for temporary increases in this ratio through September 30, 2008 for purposes of calculating our maximum borrowing availability. This ratio will decrease following September 30, 2008 and will reduce our maximum borrowing capacity. In addition, our higher level of borrowings and the continued periodic escalation in interest rates have increased our borrowing costs which have adversely affected our profitability.

If we are unable to successfully implement our growth strategy or manage our growth effectively, our business, financial condition and results of operations could be adversely affected.

Our revenue and profitability could decrease if we are unable to maintain positive relationships with the physicians who perform surgical procedures at our ASCs

The success of our business depends on our relationship with, and the success and efforts of, the physicians who perform surgical procedures at our ASCs. Our physician partners may perform surgical procedures at other facilities or hospitals, are not required to use our ASCs and may choose not to perform procedures at our ASCs. Our revenue and profitability would decline if our relationship with key physicians deteriorated or those physicians reduced or eliminated their use of our ASCs. In addition, our business and reputation could be damaged if the physicians who use our ASCs fail to provide quality medical care or follow required professional guidelines at our facilities.

In addition, co-owning ASCs with physicians may create additional regulatory risk. See "Government Regulation – Federal Law – Anti-Kickback Statute."

Our indebtedness could limit our flexibility

As we borrow to fund acquisitions we may become significantly leveraged in the future. Our acquisition and development program requires substantial capital resources and the operations of our existing ASCs also require ongoing capital expenditures. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the timing and size of our acquisitions, development and expansion activities, capital requirements associated with our ASCs, and the future cost of medical equipment. As of February 28, 2007, we have approximately $58 million of availability under our credit facility. If we identify favorable acquisition and development opportunities that require additional resources, we may be required to incur additional indebtedness in order to pursue these opportunities. We may be unable to obtain sufficient financing on terms satisfactory to us, or at all. As a result, our acquisition and development activities would have to be curtailed or eliminated and our financial results would be adversely affected. The degree to which we are leveraged could also cause us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, reducing the funds available for our operations. As our indebtedness increases, the portion of our borrowings at variable interest rates will also likely increase which will leave us vulnerable to interest rate increases. Our degree of leverage may also make us vulnerable to a downturn in our business or the economy generally and, to the extent we become more highly leveraged than some of our competitors, place us at a competitive disadvantage. Our increased indebtedness and higher borrowing costs may require us to seek additional equity financing. To the extent any such equity financing is available to us, it may be dilutive to our current equity holders.

Our operating margins and profitability could suffer if we are unable to manage effectively, and grow the revenue of, our increasing number of ASCs

Our growth strategy includes increasing our revenue and earnings by increasing the number of procedures performed at our ASCs. Because we do not anticipate price increases from third party payors, our operating margins will be adversely affected if we do not increase the revenue and procedure volume of our existing ASCs to offset increases in our operating costs. We seek to increase procedure volume and revenue at our ASCs by increasing the number of physicians performing procedures at our facilities, obtaining new or more favorable managed care contracts, improving patient flow at our centers and achieving operating efficiencies. We may not be successful in these endeavors.

We acquired ten ASCs in 2006 and our business strategy contemplates us continuing to acquire and develop more ASCs in the future. Our growth has placed, and will continue to place, increased demands on our employees, business systems and other resources. Continued expansion of our operations will require substantial financial resources and management attention. To accommodate our past and anticipated future growth, we will need to continue to implement and improve the management and operation of our business systems and to expand, train, manage and motivate our employees. Our operating results could suffer if we don't properly manage our growth.

We may not compete effectively with other companies that have greater resources and experience than us or that may have the ability to influence our licensure

Competitors with substantially greater financial, technical, managerial, marketing and other resources and experience may compete more effectively than us. We compete with other businesses, including ASC companies, hospitals, individual physicians, other ASCs, laser vision correction centers, eye care clinics and providers of retail optical products. Competitors with substantially greater resources may be more successful in acquiring and developing surgical facilities. Hospitals and other ASCs may be more successful in attracting physicians to utilize their facilities. Our optical laboratories and optical products purchasing organization also face competition on national, regional and local levels. Companies in other health care industry segments, including managers of hospital-based medical specialties or large group medical practices, may become competitors in providing ASCs and surgical equipment, as well as competitive eye care related services. Competition for retaining the services of highly qualified medical, technical and managerial personnel is significant.

We also face competitive pressures from local hospitals. In addition to competing for patients and physician relationships, ASCs are often required by Medicare and certain state laws to maintain a written transfer agreement with an area hospital. A transfer agreement provides that a hospital will accept an ASC's patient in the event of an emergency. Generally, we have not encountered problems obtaining transfer agreements from area hospitals. In limited instances, however, we have observed hospitals resisting entering into transfer agreements for what we believe to be competitive reasons. While there often are alternatives for ASCs to comply with federal and state regulations without a transfer agreement, competitive pressures from hospitals may make it more difficult and/or expensive for our ASCs to maintain their licensure and/or Medicare certification.

Changes in the interpretation of existing laws and regulations, or adoption of new laws or regulations, governing our business operations, including physician use and/or ownership of ASCs, could result in penalties to us, require us to incur significant expenditures, or force us to make changes to our business operations

We are subject to extensive government regulation and supervision under federal, state and local laws and regulations. Many of these laws and regulations are subject to varying interpretations, and courts and regulatory authorities generally have provided limited clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law, and federal and state authorities could challenge some of our activities, including our co-ownership of ASCs with physicians and other investors. If any of our activities are challenged, we may have to divert substantial time, attention and resources from running our business to defend our activities against these challenges, regardless of their merit. If we do not successfully defend these challenges, we may face a variety of adverse consequences, including:

- loss of use of our ASCs;
- losing our eligibility to participate in Medicare or Medicaid or losing other contracting privileges; or
- in some instances, civil or criminal fines or penalties.

Any of these results could impair our sources of revenue and our profitability and limit our ability to grow our business.

For example, the federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any direct or indirect remuneration in return for the referral of patients or the ordering or purchasing of items or services payable under Medicare, Medicaid or other federal health care programs. This statute is very broad and Congress directed the Department of Health and Human Services to develop regulatory exceptions, known as safe harbors, to the statute's referral prohibitions. While we have attempted to structure the ownership and operation of our ASCs within a safe harbor, we do not satisfy all of the requirements. Because there is no legal requirement that relationships fit within a safe harbor, a business arrangement that does not comply with the safe harbor, or for which a safe harbor does not exist, does not necessarily violate the anti-kickback statute.

Presently, despite the fact that we do not fit within a safe harbor, we believe that our ownership and operation of ASCs complies with the anti-kickback statute. However, existing interpretations or enforcement of the federal anti-kickback statute or other applicable federal or state laws and regulations could change. If so, violations of the anti-kickback statute or other laws may result in substantial civil and criminal penalties and exclusion from participation in Medicare, Medicaid and other federally funded programs.

In addition, there also is a material risk that Congress, CMS or the states could revise physician ownership and referral laws in a manner that could prohibit or limit physician ownership of ASCs. In December 2003, Congress enacted legislation imposing an 18-month moratorium on physician referrals to certain categories of hospitals, *i.e.*, those classified as "specialty hospitals" under the law, if the physician has an ownership interest in the entity. This moratorium expired in June 2005. Future actions by either Congress or CMS to extend or possibly expand the scope of the moratorium potentially could prohibit or limit physician ownership of ASCs. Additionally, several states are considering limits on physician ownership in and referrals to specialty hospitals, and a few are considering similar limitations on physician ownership in and referrals to ASCs. To the extent that Congress, CMS or any of the states act to prohibit or limit physician ownership of ASCs, the investment structure of our ASCs could be affected.

Our limited liability company agreements and limited partnership agreements pursuant to which we own our ASCs provide that if certain laws and regulations change, or the interpretation and/or enforcement of such laws and regulations change, we may have to purchase some or all of the equity interests in our ASCs owned by physicians. The regulatory changes that could trigger this repurchase include it becoming: (i) illegal for a physician to own an equity interest in one of our ASCs; (ii) illegal for physician-owners in our ASCs to refer Medicare or other patients to the facility; or (iii) substantially likely that the receipt by physician-owners of cash distributions from the limited liability company or partnership will be illegal. The cost of repurchasing these equity interests would be substantial. We may not have sufficient capital resources to fund these obligations, and it may trigger the need to procure additional debt or equity financing. To the extent any such financing was available to us, it may be on terms that reduce our earnings or are dilutive to our current equity holders. While we attempt to structure these purchase obligations as favorable as possible to us, the triggering of these obligations could have a significantly negative effect on our financial condition and business prospects.

Furthermore, CMS may revise the Medicare conditions for coverage of ASC services. Our Medicare-certified ASCs are required to comply with a series of regulatory obligations in order to qualify services furnished in those facilities for Medicare reimbursement. CMS has not revised the Medicare regulatory conditions for coverage in many years, but has in recent years indicated its intent to update these requirements through notice and comment rulemaking. It is our expectation that our facilities and operations could be modified as necessary to comply with whatever new conditions might be established. However, bringing our facilities and operations into compliance could involve substantial costs to the company. Moreover, it is possible that our facilities and operations could not be revised sufficiently to be in compliance with new Medicare conditions, in which case some or all of our ASCs may be forced to disenroll from the Medicare program. Many governmental and private payors require Medicare certification as a condition to participate in their payment plans. Any ASC not enrolled in Medicare may likewise be precluded from enrolling in other governmental and private payor plans. Such exclusion would have a material negative effect on our business.

Regulation of the construction, acquisition or expansion of ASCs could prevent us from developing, acquiring, expanding or relocating facilities

Most states require licenses to own and operate ASCs, and some states require a certificate of need, or CON, to construct or modify an ASC. Several states recently have been revising licensure and CON laws in a manner that makes it more difficult to develop or relocate ASCs. If we are unable to procure the appropriate state licensure approvals, or if we are unable to obtain a CON in states with CON laws, then we may not be able to acquire or construct a sufficient number of ASCs, or to expand the scope of services offered in our existing ASCs, to achieve our growth strategy. Procuring these approvals could take considerable time, effort and expense, and may result in delays in opening new or modified facilities. Moreover, if we are unable to maintain good relations with the landlords of our ASCs, we may be forced to relocate a facility from time to time. If we are forced to relocate a facility, we may incur substantial costs in building out and furnishing our new location. In addition, depending on the state, we may also have difficulty obtaining the necessary state licensure and CON approvals to relocate the facility. See "Government Regulation – State Law."

The nature of being actively involved in acquiring ASCs could subject us to potential claims and material liabilities relating to these businesses

Although we conduct extensive due diligence prior to acquiring an ASC and are generally indemnified by the sellers, our acquisitions could subject us to claims, suits or liabilities relating to unknown or contingent liabilities or from incidents occurring prior to our acquisition of the facility. If we incur these liabilities and are not indemnified or insured for them, our operating results and financial condition could be adversely affected.

Rapid technological advances may reduce our sources of revenue and our profitability

Adoption of new technologies that may be comparable or superior to existing technologies for surgical equipment could reduce the amount of the facility fees we receive from physicians who use our surgical facilities, or the amount of revenue derived from our laser services agreements. Reduction of these sources of revenue could decrease our profitability. We also may have to expend significant capital resources to deploy new technology and related equipment to remain competitive. Our inability to provide access to new and improving technology could deter physicians from using our surgical facilities or equipment.

Loss of the services of key management personnel could adversely affect our business

Our success depends, in part, on the services of key management personnel, including Thomas S. Hall our President, Chief Executive Officer and Chairman of the Board; Jack M. Clark, our Executive Vice President and Chief Revenue Officer; and Scott T. Macomber, our Executive Vice President and Chief Financial Officer. We do not know of any reason why we might be likely to lose the services of any of these officers. However, in light of the role that each of these officers is expected to play in our future growth, if we lost the services of any of these officers, we believe that our business could be adversely affected.

The nature of our business could subject us to potential malpractice, product liability and other claims

The provision of surgical services entails the potentially significant risk of physical injury to patients and an inherent risk of potential malpractice, product liability and other similar claims. Our insurance may not be adequate to satisfy claims or protect us and this coverage may not continue to be available at acceptable costs. A partially or completely uninsured claim against us could reduce our earnings and working capital.

Our insurance policies are generally renewed on an annual basis. Although we believe we will be able to renew our current policies or otherwise obtain comparable professional liability coverage, we have no control over the potential costs to renew. Increases in professional liability and other insurance premiums will negatively affect our profitability.

If a change in events or circumstances causes us to write-off a portion of our intangible assets, our total assets could be reduced significantly and we could incur a substantial charge to earnings

Intangible assets, primarily in the form of goodwill, represent a significant portion of our total assets. At December 31, 2006, intangible assets of our continuing operations represented approximately 75% of total assets and 176% of stockholders' equity. The intangible asset value represents the excess of cost over the fair value of the separately identifiable net assets acquired in connection with our acquisitions and affiliations. The value of these assets may not be realized. We regularly, and at least annually, evaluate whether events and circumstances have occurred that indicate all or a portion of the carrying amount of the asset may no longer be recoverable, in which case an impairment charge to earnings may become necessary. If, in the future, we determine that our intangible assets have suffered an impairment that requires us to write off a portion of the asset due to a change in events or circumstances, this write-off could significantly reduce our total assets and we could incur a substantial charge to earnings, as well as be in default under one or more covenants in our credit facility.

Becoming and remaining compliant with federal regulations enacted under the Health Insurance Portability and Accountability Act could require us to expend significant resources and capital, and could impair our profitability and limit our ability to grow our business

Numerous federal regulations have been adopted under the Health Insurance Portability and Accountability Act of 1996 (HIPAA). Compliance with HIPAA regulations governing patient privacy was required by April 14, 2003. We have taken actions in an effort to establish our compliance with HIPAA's privacy regulations, and we believe that we are in substantial compliance with HIPAA's privacy regulations. These actions include having our ASCs and affiliated providers implement new HIPAA-compliant policies and procedures, conducting employee HIPAA training, identifying "business associates" with whom we need to enter into HIPAA-compliant contractual arrangements and various other measures. Ongoing implementation and oversight of these measures involves significant time, effort and expense.

Other federal regulations adopted under HIPAA require that our affiliated providers and us be capable of conducting certain standardized health care transactions, including billing and other claims transactions. We have undertaken significant efforts, involving substantial time and expense, to assure that our ASCs and affiliated providers can submit transactions in compliance with HIPAA. We anticipate that continuing time and expense will be required to maintain the ability to submit HIPAA-compliant transactions, and to make sure that newly-acquired ASCs can submit HIPAA-compliant transactions.

In addition, compliance with the HIPAA security regulations was required by April 21, 2005. In general, the security regulations require ASCs and other covered entities to implement reasonable technical, physical and administrative security measures to safeguard protected health information maintained, used and disclosed in electronic form. We have taken actions in an effort to establish our compliance with HIPAA's security regulations, and we believe that we are in substantial compliance with HIPAA's security regulations. Ongoing implementation and oversight of these measures involves significant time, effort and expense.

HIPAA violations could expose us to civil penalties of up to $25,000 per person per year for each violation or criminal penalties with fines of up to $250,000 and/or up to 10 years in prison per violation.

Risks Relating to our Common Stock

Fluctuations in our quarterly operating results may make it difficult to predict our future results of operations and may cause volatility in our stock price

During 2006, the market price of our common stock was volatile, fluctuating from a high trading price of $8.74 to a low trading price of $6.08 per share. Our results of operations have varied and may continue to fluctuate from quarter to quarter. We have a high level of fixed operating costs, including compensation costs and rent. As a result, our profitability depends to a large degree on the volume of surgical procedures performed in, and on our ability to utilize the capacity of, our surgical facilities.

The timing and degree of fluctuations in our operating results will depend on several factors, including:

- general economic conditions;
- decreases in demand for non-emergency procedures due to severe weather;
- availability or sudden loss of the services of physicians who utilize our surgical facilities;
- availability or shortages of surgery-related products and equipment;
- the timing and relative size of acquisitions;and
- the recording of gains or losses on the sale of minority interests in our ASCs.

These kinds of fluctuations in quarterly operating results may make it difficult for you to assess our future results of operations and may cause a decline or volatility in our stock price.

Any return on your investment in our stock will depend on your ability to sell our stock at a profit

We have never declared or paid any dividends and our credit agreement prohibits payment of dividends on our common stock. We anticipate that we will not declare dividends at any time in the foreseeable future. Instead we will retain earnings for use in our business. As a result, your return on an investment in our stock likely will depend on your ability to sell our stock at a profit.

In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We generally do not own any real property, except in one instance in which one of our ASCs owns the underlying real estate. We generally lease space for our corporate offices, our ASCs and our product sales operations, all of which are located in 19 states. As part of our management services business, we also continue to lease the clinics of our affiliated providers. In some cases, these facilities are leased from related parties. See "Item 13 – Certain Relationships and Related Transactions." Our corporate offices currently consist of 9,993 square feet in Chicago, Illinois, 5,923 square feet in Des Plaines, Illinois, and 3,293 square feet in Alpharetta, Georgia.

The terms and conditions of our real property leases vary. The forms of lease range from "modified triple net" to "gross" leases, with terms generally ranging from month-to-month to ten years, with certain leases having multiple renewal terms exercisable at our option. Generally, our ASCs and eye care clinics are located in medical complexes, office buildings or free-standing buildings. The square footage of these offices range from 500 square feet to approximately 14,500 square feet, and the terms of these leases have expiration dates ranging from May 31, 2007 to December 2016. Depending on state licensing and certificate of need issues, relocating or expanding the space in any of our ASCs may require state regulatory approval.

The following is a list of our ASCs as of March 15, 2007:

Location	Number of Operating Rooms	Our Ownership Percentage	Specialty
Jonesboro, AR	2	51%	Ophthalmology
Whittier, CA	2	51%	Multispecialty
Colorado Springs, CO	2	51%	Ophthalmology
Denver, CO	1	51%	Ophthalmology
Altamonte Springs, FL	1	70%	Orthopedic
Fort Lauderdale, FL	1	25% (1)	Ophthalmology
Gainesville, FL	2	51%	Ophthalmology
Lake Worth, FL	2	60%	Ophthalmology
Sebring, FL	2	51%	Multispecialty
Atlanta, GA	2	100%	Ophthalmology
Columbus, GA	3	71.5%	Multispecialty
Chicago, IL	1	69.5%	Ophthalmology
Maryville, IL	1	77%	Ophthalmology
Oak Lawn, IL	4	51%	Multispecialty
River Forest, IL	2	70%	Ophthalmology
Merrillville, IN	2	51%	Ophthalmology
New Albany, IN	2	67.5%	Ophthalmology
New Albany, IN	2	51%	Pain Management
Overland Park, KS	3	51%	Ophthalmology
Thibodaux, LA	1	70%	Ophthalmology
Berkley, MI	2	51%	Ophthalmology
Florissant, MO	1	100%	Ophthalmology
Kansas City, MO	2	51%	Ophthalmology
St. Peters, MO	2	54%	Multispecialty
Warrensburg, MO	2	51%	Ophthalmology
Fremont, NE	1	51%	Multispecialty
Bedford, NH	1	51%	Ophthalmology
Nashua, NH	2	51%	Ophthalmology
Sandusky, OH	1	60%	Ophthalmology
Chattanooga, TN	1	57%	Ophthalmology
Cleveland, TN	2	65%	Multispecialty
Dallas, TX	3	65%	Multispecialty
Laredo, TX	2	61%	Ophthalmology
San Antonio, TX	2	55%	Ophthalmology
Tyler, TX	2	60%	Ophthalmology
Richmond, VA	1	51% (2)	Ophthalmology
Madison, WI	2	51%	Ophthalmology

(1) We have an option to purchase additional equity interests from our physician-partner to enable us to increase our interest in the facility to a majority equity interest. If we do not exercise this option by July 2007, we then have an option to sell our equity interest back to our physician-partner for the initial price paid. If we elect not to exercise either of the aforementioned options by September 2007, our physician-partner has the option to purchase our minority interest. We account for this entity using the equity method.

(2) Two of our physician-partners who each own 14.5% equity interests have the option to sell us their interests for the initial price paid at any time.

Item 3. Legal Proceedings

We are not a party to any lawsuits or administrative actions pending, or to our knowledge, threatened, which we would expect to have a material adverse effect upon our business, financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

We did not submit any matter to a vote of our security holders during the fourth quarter of 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

Since August 18, 1999, our common stock has been traded on the NASDAQ Global Select Market under the symbol NOVA. The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock on the NASDAQ Global Select Market:

	High	Low
Fiscal year ended December 31, 2006:		
First Quarter	$ 8.63	$ 6.28
Second Quarter	$ 7.50	$ 6.60
Third Quarter	$ 8.50	$ 6.08
Fourth Quarter	$ 8.74	$ 6.72
Fiscal year ended December 31, 2005:		
First Quarter	$ 7.66	$ 4.10
Second Quarter	$ 6.46	$ 4.72
Third Quarter	$ 7.75	$ 5.89
Fourth Quarter	$ 7.25	$ 6.00

On March 1, 2007, the last reported sale price of our common stock was $7.24, and there were 268 holders of record of our common stock. This figure does not consider the number of individual beneficial holders of securities that are held in the "street name" of a securities dealer. The quotations listed above do not reflect retail mark-ups or commissions and may not necessarily represent actual transactions.

Dividends

We have never paid a cash dividend on our common stock. We plan to retain all future earnings to finance the development and growth of our business for the foreseeable future. Therefore, we do not currently anticipate paying any cash dividends on our common stock. Any future determination as to the payment of dividends will be at our Board of Directors' discretion and will depend on our results of operations, financial condition, capital requirements and other factors our Board of Directors considers relevant. Moreover, our $125 million credit facility prohibits the payment of dividends on our common stock.

Item 6. Selected Financial Data

The consolidated statement of operations data set forth below for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data at December 31, 2006 and 2005, are derived from our audited consolidated financial statements which are included elsewhere herein. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2003 and 2002 and the consolidated balance sheet data at December 31, 2004, 2003 and 2002 are derived from our audited financial statements which are not included in this Form 10-K.

The data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Consolidated Statement of Operations Data: (a)(b)	(in thousands, except per share and Other Data)				
Net revenue	$108,434	$81,226	$63,648	$54,524	$52,853
Operating income	$ 23,416	$16,357	$10,885	$ 7,092	$ 4,802
Net income from continuing operations	$ 5,699	$ 5,305	$ 2,053	$ 1,722	$ 2,774
Net income from continuing operations per basic share	$ 0.25	$ 0.24	$ 0.10	$ 0.08	$ 0.12
Net income from continuing operations per diluted share	$ 0.23	$ 0.22	$ 0.09	$ 0.08	$ 0.12
Other Data: (a)					
ASCs operated at end of period	36	28	24	16	15
Number of surgical procedures performed	104,076	75,512	57,568	43,316	38,133

	As of December 31,				
	2006	2005	2004	2003	2002
Consolidated Balance Sheet Data: (a)	(in thousands)				
Working capital	$ 10,240	$ 6,669	$ 1,928	$15,003	$ 6,987
Total assets	160,547	97,162	76,787	63,888	64,128
Total debt, excluding current portion	61,227	17,404	5,314	74	11
Total stockholders' equity	68,116	58,675	50,821	47,926	48,083

Notes:

(a) Effective November 1, 2005, we sold our 80% interest in an ASC located in St. Joseph, MO. Operating results of this ASC are being reported as discontinued operations for all periods presented.

(b) Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment", applying the modified prospective method. As a result, 2006 includes stock option related compensation expense which is not included in prior years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents our consolidated financial condition at December 31, 2006 and 2005 and the results of operations for the years ended December 31, 2006, 2005 and 2004. You should read the following discussion together with the "Selected Financial Data," our consolidated financial statements and the related notes and other financial data contained elsewhere in this annual report. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated or implied by these estimates and forward-looking statements as a result of certain factors, including those discussed in the section captioned "Risk Factors," the introductory paragraph to Part I, and elsewhere in this Form 10-K.

Overview

We consider our core business to be the ownership and operation of ambulatory surgery centers (ASCs). As of December 31, 2006, we owned and operated 36 ASCs of which 34 were jointly owned with physician-partners. We also own other businesses including an optical laboratory, an optical products purchasing organization, and a marketing products and services company. We also provide management services to two eye care practices.

2006 Financial Highlights:

- Consolidated net revenue increased by 33.5% to $108.4 million. Surgical facilities net revenue increased by 41.7% to $85.3 million (same-facility surgical net revenue increased by 9.0% to $57.6 million).
- Operating income increased by 43.2% to $23.4 million.
- We invested $55.1 million to acquire majority interests in ten ASCs and exercised our option to purchase an additional 16% interest in our New Albany, IN pain management ASC for $0.2 million.
- Operating cash flow of $14.7 million.

ASC Strategy. We measure the success of our ASC strategy based on our ability to achieve or exceed the following key objectives:

- *Acquire and develop new ASCs.* We consider the acquisition and development of new ASCs a key element of our long-term growth strategy. We currently have six employees dedicated to identifying and analyzing acquisition and development opportunities.
- *Strengthen and build relationships with existing and new physician-partners.* Our physician-partners play a significant role in the success of our ASCs. We share a common goal with our physician-partners which is to operate efficient, productive and profitable ASCs. Our objective is to own greater than 50% of each ASC but less than 100%.
- *Continue to increase revenue and improve operating margins in our existing ASCs.* The primary source of revenue at our ASCs is derived from surgical procedures performed. Profitable growth within our existing ASCs is determined by our ability to maximize efficiency and utilization, expand into medical procedures beyond eye care, and provide quality service to our physicians and their patients.

In addition to the above key ASC objectives, our overall strategy also includes maintaining a strong balance sheet, continuing to grow the other segments of our business, and attracting and retaining employees to help us achieve our growth objectives.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 2 in the Notes to Consolidated Financial Statements beginning on page F-9), the following policies involve a higher degree of judgment and/or complexity.

Revenue Recognition and Accounts Receivable, Net of Allowances. Revenue from surgical procedures performed at our surgical facilities and patient visits to our eye care practices, net of contractual allowances and a provision for doubtful accounts, is recognized at the time the service is performed. The contractual allowance is the difference between the fee we charge and the amount we expect to be paid by the patient or the applicable third-party payor, which includes Medicare and private insurance. We base our estimates for the contractual allowance on the Medicare reimbursement rates when Medicare is the payor, our contracted rate with other third party payors or our historical experience when we do not have a specific Medicare or contracted rate. We base our estimate for doubtful accounts on the aging category and our historical collection experience. Our optical products purchasing organization negotiates buying discounts with optical product manufacturers. The buying discounts and any handling charges billed to the members of the purchasing organization represent the revenue recognized. Product sales revenue from our optical laboratories and marketing products and services business, net of an allowance for returns and discounts, is recognized when the product is shipped or service is provided to the customer. We base our estimates for sales returns and discounts on historical experience and have not experienced significant fluctuations between estimated and actual return activity and discounts given.

Accounts receivable have been reduced by the reserves for estimated contractual allowances and doubtful accounts noted above.

Asset impairment. In assessing the recoverability of our fixed assets, goodwill and other noncurrent assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. If these estimates or their related assumptions change in the future, we may be required to record impairment charges.

Income taxes. We record a valuation allowance to reduce our deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. While we have considered future taxable income and ongoing feasible tax strategies in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, we may be required to adjust our valuation allowance. This could result in a charge to, or an increase in, income in the period such determination is made.

Stock-based Compensation. On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, which requires us to measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using the Black-Scholes option-pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the option. We also estimate the expected service period over which our stock-based awards will vest. Each of these assumptions, while reasonable, requires a certain degree of judgment and the fair value estimates could vary if actual results are materially different than those initially applied.

Results of Operations

The following table summarizes our operating results as a percentage of net revenue for the years indicated.

	2006	2005	2004
Net revenue:			
Surgical facilities	78.6%	74.1%	71.8%
Product sales and other	21.4	25.9	28.2
Total net revenue	100.0	100.0	100.0
Operating expenses:			
Salaries, wages and benefits	32.5	31.8	33.7
Cost of sales and medical supplies	24.1	24.2	24.3
Selling, general and administrative	19.0	20.9	21.1
Depreciation and amortization	2.9	3.0	3.8
Total operating expenses	78.5	79.9	82.9
Operating income	21.5	20.1	17.1
Other (income) expense:			
Interest expense	2.8	0.9	0.4
Interest income	—	—	(0.1)
Minority interests in earnings of consolidated entities	10.6	9.1	7.6
Gain on sale of minority interests	(0.1)	(0.2)	(0.2)
Change in fair market value of written call options on subsidiaries	—	—	2.5
Other	(0.3)	(0.6)	(0.2)
Total other (income) expense	13.0	9.2	10.0
Income before income taxes	8.5	10.9	7.1
Income tax provision	3.3	4.4	3.8
Net income from continuing operations	5.2	6.5	3.3
Net income from discontinued operations	—	0.3	1.2
Net gain on disposal of discontinued operations	—	0.1	—
Net income	5.2%	6.9%	4.5%

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net Revenue

Consolidated. Total net revenue increased by 33.5% from $81.2 million to $108.4 million. Net revenue by segment is discussed below.

Surgical Facilities. The table below summarizes surgical facilities net revenue and procedures performed for 2006 and 2005. Net revenues generated from surgical facilities are derived from the fees charged for the procedures performed in our ASCs and through our laser services agreements. Our procedure volume is directly impacted by the number of ASCs we operate, the number of excimer lasers in service, and their respective utilization rates. Surgical facilities net revenue increased by 41.7% from $60.2 million to $85.3 million. This increase was primarily the result of a $21.5 million increase from ASCs we acquired or developed after January 1, 2005 ("new ASCs") and a $4.8 million, or 9.0%, increase from ASCs that we owned for the entire comparable reporting periods ("same-facility"). The increase in same-facility net revenue was primarily the result of a 4.4% increase in the number of same-facility procedures performed and a 4.5% increase in the net revenue per procedure due to a change in procedure mix.

Dollars in thousands	2006	2005	Increase (Decrease)
Surgical Facilities:			
Same-facility:			
Net revenue	$ 57,574	$ 52,803	$ 4,771
# of procedures	68,287	65,407	2,880
New ASCs:			
Net revenue	$ 26,348	$ 4,832	$ 21,516
# of procedures	33,744	5,986	27,758
ASC Closure/Laser Terminations:			
Net revenue	$ 1,353	$ 2,534	$ (1,181)
# of procedures	2,045	4,119	(2,074)

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005. This legislation requires the Centers for Medicare and Medicaid Services (CMS) to limit Medicare reimbursements for surgical procedures furnished in ASCs to the amount paid to a hospital for the same service effective for services furnished on and after January 1, 2007. This change will negatively impact our business. Considering the procedures performed in our ASCs in 2006 and prior years, the most significant impact to us from this legislation will be the reduction in the Medicare facility fee for the after-cataract laser surgery procedure, which is also known as the YAG procedure. Based on the number of YAG procedures performed in our ASCs during the fourth quarter of 2006, we estimate that the annual impact from the decreased Medicare facility fee paid for these procedures is a reduction of approximately $1.2 million to $1.4 million in net surgical facilities revenue. This would equate to an estimated negative impact in earnings per share of between $0.01 and $0.02. To the extent that other payors, governmental and private, adopt this practice, the impact could be greater.

On August 8, 2006, CMS announced a proposed rule to revise the payment system for services provided in ASCs. The proposed rule included a revision in ASC rates to approximately 62% of the corresponding rates paid for surgical procedures performed in hospital outpatient departments. The proposed rule includes a scheduled phase in of the revised rates over two years beginning January 1, 2008. In addition, the proposed rule provides for an annual increase in ASC rates beginning in 2010 based on the consumer price index as well as an expansion of the list of procedures that can be performed in an ASC. CMS is currently considering comments on its proposed rule and has stated that it expects to finalize the rule in the spring of 2007, with an expected implementation date of January 1, 2008.

The proposed rule, as written, would result in a reduction in the reimbursement rates for certain ophthalmology procedures, including cataract and YAG procedures which made up approximately 54% of the procedures performed in our ASCs in the fourth quarter of 2006. The proposed rule also reduces reimbursement rates for gastroenterology and pain procedures which together made up approximately 14% of the procedures performed in our ASCs in the fourth quarter of 2006. Conversely, the proposed rule increases reimbursement rates for certain procedures, including orthopedic procedures which made up approximately 8% of the total procedures performed in our ASCs in the fourth quarter of 2006. Based on our fourth quarter 2006 procedure mix, payor mix and volume, we estimate that the first phase of the proposed rule would negatively impact our annual earnings per share between $0.01 and $0.02. We estimate that the final phase of the proposed rule, including the impact of the first phase, would negatively impact our annual earnings per share between $0.03 and $0.04.

The success of our business depends on our relationship with, and the success and efforts of, the physicians who perform surgical procedures at our ASCs. Our revenue and profitability would decline if our relationship with key physicians deteriorated or those physicians reduced or eliminated their use of our ASCs. In 2005, we began to experience a significant decline in the number of procedures performed at one of our ASCs acquired in 2004. This decline was primarily associated with certain physicians (none of whom were physician-partners) no longer using the ASC during 2005. We continued to experience a decline in the number of procedures performed at this ASC for the first three quarters in 2006 over the same period in 2005, but experienced an increase in the fourth quarter of 2006 compared to the fourth quarter of 2005. Net revenue from this ASC in 2006 decreased approximately $1.0 million, or 28%, versus 2005. This decrease had a negative impact on net income in 2006 of approximately $250,000.

Product Sales and Other. The table below summarizes product sales and other net revenue by significant business component. Product sales and other net revenue increased by 10.0% from $21.1 million to $23.2 million. Net revenue at our marketing products and services business increased by $1.0 million. This increase is due to the addition of marketing consulting services associated with increased services provided to medical device manufacturers to promote their new refractive intraocular lens technology. Net revenue at our optical laboratory business increased by $0.6 million due to an increase in existing customer orders and improved external marketing. Net revenue from our ophthalmology practice increased by $0.5 million primarily due to an increase in the number of patient visits.

Dollars in thousands	2006	2005	Increase (Decrease)
Product Sales:			
Optical laboratories	$ 5,964	$ 5,360	$ 604
Optical products purchasing organization	2,649	2,345	304
Marketing products and services	4,918	3,890	1,028
Optometric practice/retail store	1,877	1,883	(6)
	15,408	13,478	1,930
Other:			
Ophthalmology practice	7,619	7,093	526
Other	132	486	(354)
	7,751	7,579	172
Total Net Product Sales and Other Revenue	$ 23,159	$ 21,057	$ 2,102

Salaries, Wages and Benefits

Consolidated. Salaries, wages and benefits expense increased by 36.3% from $25.8 million to $35.2 million. As a percentage of net revenue, salaries, wages and benefits expense increased from 31.8% to 32.5% primarily due to $1.9 million of stock-based compensation expense recorded in 2006 and increased corporate infrastructure expenses during 2006. Salaries, wages and benefits expense by segment is discussed below.

Surgical Facilities. Salaries, wages and benefits expense in our surgical facilities segment increased by 41.3% from $13.0 million to $18.4 million. The increase was the result of staff costs at ASCs acquired during 2005 and 2006 and staffing required at same-facility ASCs due to increased procedure volume.

Product Sales and Other. Salaries, wages and benefits expense in our product sales and other segments increased by 6.3% from $7.8 million to $8.3 million. The increase is primarily due to the addition of new marketing consulting services within our marketing products and services business.

Corporate. Salaries, wages and benefits expense increased by 70.2% from $5.0 million to $8.5 million. The increase was primarily due to $1.9 million of stock-based compensation expense recorded in 2006, additional employees required to service the new ASCs, annual salary increases and increased corporate infrastructure expenses. We also recorded $0.4 million of severance expense during 2006 relating to the resignation of a senior executive. Salaries, wages and benefits expense during 2005 was unusually low due to the vacancy of the CEO position for seven months of the year.

Cost of Sales and Medical Supplies

Consolidated. Cost of sales and medical supplies expense increased by 33.0% from $19.6 million to $26.1 million. As a percentage of net revenue, cost of sales and medical supplies expense decreased from 24.2% to 24.1%. Cost of sales and supplies expense by segment is discussed below.

Surgical Facilities. Cost of sales and medical supplies expense in our surgical facilities segment increased by 43.7% from $13.9 million to $20.0 million. As a percentage of net revenue, cost of sales and medical supplies expense increased from 23.1% to 23.4%. The expense increase was the result of costs associated with our new ASCs, increased procedure volumes at some of our same-facility ASCs and the higher cost of refractive intraocular lenses.

Product Sales and Other. Cost of sales and medical supplies expense in our product sales and other segments increased by 7.1% from $5.8 million to $6.2 million primarily due to costs associated with increased customer orders from both existing and new customers at our optical laboratory business.

Selling, General and Administrative

Consolidated. Selling, general and administrative expense increased by 21.6% from $16.9 million to $20.6 million. As a percentage of net revenue, selling, general and administrative expense decreased from 20.9% to 19.0%. Selling, general and administrative expense by segment is discussed below.

Surgical Facilities. Selling, general and administrative expense in our surgical facilities segment increased by 32.1% from $12.8 million to $17.0 million. The increase was due to costs associated with our new ASCs and an increase of $0.9 million in professional fees which include management and billing/collections fees charged to the ASCs for services rendered by corporate personnel.

Product Sales and Other. Selling, general and administrative expense in our product sales and other segments increased by 2.3% from $3.5 million to $3.6 million primarily due to the revenue increase within our marketing products and services business.

Corporate. Corporate selling, general and administrative expense decreased by 97.5% from $0.6 million to $14,000. This decrease was primarily due to an increase of $0.9 million in management and billing/collections fees charged to the operating segments for services rendered by certain corporate personnel. In addition, 2005 included presiding director expenses. Excluding the $0.9 million increase in management and billing/collection fees charged to the operating segments, corporate general and administrative expenses increased by $0.4 million primarily due to higher professional fees relating to costs to comply with section 404 of the Sarbanes-Oxley Act and information technology/consulting expenses. We expect to continue to incur costs associated with being a public company in future years.

Depreciation and Amortization. Depreciation and amortization expense increased 25.7% from $2.4 million to $3.1 million due to increases in depreciation associated with our new ASCs and capital expenditures in our surgical facilities segment.

Other (Income) Expense. Minority interests in the earnings of our ASCs were $11.5 million in 2006 as compared to $7.4 million in 2005. Of this increase, 83.9% was attributable to new ASCs. Minority interests are expected to continue to be higher in 2007 due to ASCs acquired in 2006.

Provision for Income Taxes. Our effective tax rate in 2006 was 39.0%. Our effective tax rate was affected by expenses that are deducted from operations in arriving at pre-tax income that are not allowed as a deduction on our federal income tax return.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net Revenue

Consolidated. Total net revenue increased by 27.6% from $63.6 million to $81.2 million. Net revenue by segment is discussed below.

Surgical Facilities. The table below summarizes surgical facilities net revenue and procedures performed for 2005 and 2004. Net revenues generated from surgical facilities are derived from the fees charged for the procedures performed in our ASCs and through our laser services agreements. Our procedure volume is directly impacted by the number of ASCs we operate, the number of excimer lasers in service, and their respective utilization rates. Surgical facilities net revenue increased by 31.6% from $45.7 million to $60.2 million. This increase was primarily the result of a $12.0 million increase from ASCs we acquired or developed after January 1, 2004 ("new ASCs") and a $2.5 million, or 6.3%, increase from ASCs that we owned for the entire comparable reporting periods ("same-facility"). The increase in same-facility net revenue was primarily the result of a 2.6% increase in the number of same-facility procedures performed and a 3.5% increase in the net revenue per procedure due to a change in procedure mix.

Dollars in thousands	2005	2004	Increase (Decrease)
Surgical Facilities:			
Same-facility:			
Net revenue	$ 41,767	$ 39,297	$ 2,470
# of procedures	50,598	49,303	1,295
New ASCs:			
Net revenue	$ 18,402	$ 6,407	$ 11,995
# of procedures	24,914	8,265	16,649

The success of our business depends on our relationship with, and the success and efforts of, the physicians who perform surgical procedures at our ASCs. Our revenue and profitability would decline if our relationship with key physicians deteriorated or those physicians reduced or eliminated their use of our ASCs. In 2005, we began to experience a significant decline in the number of procedures performed at one of our ASCs acquired in 2004. This decline was primarily associated with certain physicians (none of whom were physician-partners) no longer using the ASC during 2005. Net revenue from this ASC in the fourth quarter of 2005 decreased approximately $0.5 million, or 49%, versus the fourth quarter of 2004. This decrease had a negative impact on net income in the fourth quarter of 2005 of approximately $150,000.

Product Sales and Other. The table below summarizes product sales and other net revenue by significant business component. Product sales and other net revenue increased by 17.3% from $17.9 million to $21.1 million. Net revenue at our marketing products and services business increased by $2.2 million. This increase is due to the addition of marketing consulting services associated with the acquisition of a complementary business in the first quarter of 2005 and increased services provided to medical device manufacturers to promote their new refractive intraocular lens technology. Net revenue at our optical laboratory business increased by $0.4 million due to an increase in existing customer orders and improved external marketing. Net revenue from our ophthalmology practice increased by $0.2 million primarily due to an increase in the number of patient visits.

Dollars in thousands	2005	2004	Increase (Decrease)
Product Sales:			
Optical laboratories	$ 5,360	$ 4,978	$ 382
Optical products purchasing organization	2,345	2,145	200
Marketing products and services	3,890	1,722	2,168
Optometric practice/retail store	1,883	1,796	87
	13,478	10,641	2,837
Other:			
Ophthalmology practice	7,093	6,872	221
Other	486	431	55
	7,579	7,303	276
Total Net Product Sales and Other Revenue	$ 21,057	$ 17,944	$ 3,113

Salaries, Wages and Benefits

Consolidated. Salaries, wages and benefits expense increased by 20.7% from $21.4 million to $25.8 million. As a percentage of net revenue, salaries, wages and benefits expense decreased from 33.7% to 31.8% primarily due to minimal increases in corporate staffing necessary to service new ASCs and the vacancy of our CEO position for seven months in 2005. Salaries, wages and benefits expense by segment is discussed below.

Surgical Facilities. Salaries, wages and benefits expense in our surgical facilities segment increased by 34.2% from $9.7 million to $13.0 million. The increase was the result of staff costs at ASCs acquired during 2004 and 2005 and staffing required at same-facility ASCs due to increased procedure volume.

Product Sales and Other. Salaries, wages and benefits expense in our product sales and other segments increased by 11.7% from $7.0 million to $7.8 million. The increase is primarily due to the addition of new marketing consulting services within our marketing products and services business.

Corporate. Salaries, wages and benefits expense increased by 6.2% from $4.7 million to $5.0 million. The increase was primarily due to additional employees required to service the new ASCs and annual salary increases partially offset by the vacancy of our CEO position for seven months in 2005.

Cost of Sales and Medical Supplies

Consolidated. Cost of sales and medical supplies expense increased by 27.2% from $15.4 million to $19.6 million. As a percentage of net revenue, cost of sales and medical supplies expense decreased from 24.3% to 24.2%. Cost of sales and supplies expense by segment is discussed below.

Surgical Facilities. Cost of sales and medical supplies expense in our surgical facilities segment increased by 29.1% from $10.8 million to $13.9 million. As a percentage of net revenue, cost of sales and medical supplies expense decreased slightly from 23.5% to 23.1%. The expense increase was the result of costs associated with our new ASCs and an increase in procedures performed at same-facility ASCs.

Product Sales and Other. Cost of sales and medical supplies expense in our product sales and other segments increased by 22.6% from $4.7 million to $5.8 million primarily due to costs associated with increased orders for marketing products within our marketing products and services business.

Selling, General and Administrative

Consolidated. Selling, general and administrative expense increased by 25.8% from $13.5 million to $16.9 million. As a percentage of net revenue, selling, general and administrative expense decreased from 21.1% to 20.9%. Selling, general and administrative expense by segment is discussed below.

Surgical Facilities. Selling, general and administrative expense in our surgical facilities segment increased by 35.0% from $9.5 million to $12.8 million. The increase was due to costs associated with our new ASCs and increased professional fees which include management and billing/collections fees charged to the ASCs for services rendered by corporate personnel.

Product Sales and Other. Selling, general and administrative expense in our product sales and other segments increased by 3.6% from $3.4 million to $4.4 million primarily due to the revenue increase within our marketing products and services business.

Corporate. Corporate selling, general and administrative expense increased by 3.6% from $0.5 million to $0.6 million. The increase was due to incremental 2005 costs associated with the CEO search and costs associated with being a public company due to our efforts to comply with section 404 of the Sarbanes-Oxley Act. These costs were partially offset by increased 2005 management fees and billing/collections fees charged to the operating segments for services rendered by certain corporate personnel. We expect to continue to incur costs associated with being a public company in future years.

Depreciation and Amortization. Depreciation and amortization expense remained flat at $2.4 million. Increases in depreciation associated with our new ASCs and capital expenditures in our surgical facilities segment were offset by assets becoming fully depreciated within our corporate segment.

Other (Income) Expense. Minority interests in the earnings of our ASCs were $7.4 million in 2005 as compared to $4.9 million in 2004. Of this increase, 82.7% was attributable to new ASCs. Minority interests are expected to continue to be higher in 2006 due to ASCs acquired in 2005. Other (income) expense for 2004 includes $1.6 million of expense relating to the change in fair market value of written call options issued to certain physician-partners.

Provision for Income Taxes. Our effective tax rate in 2005 was 40.0%. Our effective tax rate was affected by expenses that are deducted from operations in arriving at pre-tax income that are not allowed as a deduction on our federal income tax return. Excluding the expense recorded for the increase in fair market value of the physician call options described above, our effective tax rate in 2004 was 40%. Our actual effective tax rate in 2004 was 54% which was primarily the result of recording a 100% valuation allowance against the tax benefit relating to the physician call option expense. The tax treatment of the physician call options is further described in Note 10 in the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Operating activities for 2006 generated $14.7 million in cash flow from continuing operations compared to $11.8 million in 2005. The increase in operating cash flow from continuing operations resulted primarily from an increase in operating income after adding back $1.9 million non-cash stock compensation expense and $11.5 million non-cash minority interests recorded during 2006. This increase was partially offset by an increase in distributions to minority partners and accounts receivable due to the acquisition of new ASCs. We currently anticipate that our current federal tax net operating loss carryforwards will be fully utilized during 2007.

Cash flows used in investing activities was $57.8 million in 2006 compared to $23.7 million in 2005. Investing activities in 2006 included the acquisition of ten ASCs for $55.1 million and the purchase of property and equipment for $3.5 million. These investments were partially offset by proceeds from the sale of minority equity interests in two of our ASCs for $0.7 million and proceeds from the sale of property and equipment for $0.4 million. Investing activities in 2005 included the acquisition of four ASCs for $18.5 million, the buy-out of the Overland Park option for $3.6 million (see Note 5) and the purchase of property and equipment for $2.6 million. These investments were partially offset by proceeds from the sale of minority equity interests in three of our ASCs for $0.9 million.

Cash flows provided by financing activities in 2006 included $44.7 million of net borrowings under our credit facility and $0.7 million from the exercise of stock options and issuance of stock to employees as part of our employee stock purchase plan offset by payments of capital leases and other debt of $1.2 million. Financing activities in 2005 included $12.0 million of net borrowings under our credit facility and $1.1 million from the exercise of stock options and issuance of stock to employees as part of our employee stock purchase plan offset by payments of capital leases and other debt of $0.4 million.

At December 31, 2006, we had $57.7 million of borrowings outstanding under our revolving credit facility with a weighted average interest rate of 7.2%. We were in compliance with all of our credit agreement covenants. Effective June 29, 2006, we amended our credit facility, increasing the maximum commitment available under the facility from $50 million to $80 million and extending the expiration date by one year to June 29, 2009. Effective February 7, 2007, we amended our credit facility once again, increasing the maximum commitment available under the facility from $80 million to $125 million and extending the expiration date to February 5, 2010. As of February 28, 2007, we have available approximately $58 million remaining under our credit facility. The maximum commitment available under the facility is the lesser of $125 million or the maximum allowed under the calculated ratio limitations. The amended credit agreement also includes an option allowing us to increase the maximum commitment available to $150 million under certain conditions. Maximum borrowing availability and applicable interest rates under the facility are based on a ratio of our total indebtedness to our earnings before interest, taxes, depreciation and amortization as defined in the credit agreement. The amended credit agreement provides for temporary increases in this ratio through September 30, 2008 for purposes of calculating our maximum borrowing availability. Interest on borrowings under the facility is payable at an annual rate equal to our lender's published base rate plus the applicable borrowing margin ranging from 0% to .5% or LIBOR plus a range from 1.00% to 2.25%, varying depending upon our ratios and ability to meet other financial covenants. In addition, a fee ranging from .175% to .250% is charged on the unused portion of the commitment. The credit agreement contains covenants that include limitations on indebtedness, liens, capital expenditures, acquisitions, investments and share repurchases, as well as restrictions on the payment of dividends; however, many of these limitations were changed by these amendments.

During 2006, we entered into two interest rate swap agreements. The interest rate swaps protect us against certain interest rate fluctuations of the LIBOR rate on $24 million of our variable rate debt under our credit facility. The date of the first interest rate swap was April 12, 2006, and it expires on April 19, 2009. This interest rate swap effectively fixes our LIBOR rate on $12 million of variable rate debt at a rate of 5.34%. The date of the second interest rate swap was June 28, 2006 and it expires on September 30, 2008. This interest rate swap effectively fixes our LIBOR rate on $12 million of variable rate debt at a rate of 5.75%. Effective August 1, 2006, NovaMed Eye Surgery Center of New Albany, LLC ("New Albany ASC"), of which we own a 67.5% majority interest, entered into a $4 million installment note which matures on August 1, 2013. Interest is payable at the lender's one month LIBOR rate, designated or published on the first of each month, plus 2.0%. The New Albany ASC entered into a five-year interest rate swap agreement that effectively fixes the LIBOR rate on this debt at 5.51%.

As of December 31, 2006 and 2005, we had cash and cash equivalents of $2.7 million and $1.7 million, respectively, of which $2.7 million and $1.1 million, respectively, was restricted pursuant to agreements with six of our ASCs. As of December 31, 2006 and 2005, working capital was $10.2 million and $6.7 million, respectively.

We expect our cash flow from operations and funds available under our existing credit facility to be sufficient to fund our operations for at least 12 months. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the timing and size of our acquisition, development and expansion activities, capital requirements associated with our surgical facilities, and the future cost of surgical equipment.

We have an option to purchase an additional 26% equity interest from our physician-partner in our Ft. Lauderdale, Florida ASC to enable us to increase our interest in the ASC to a majority equity interest. The purchase price of this 26% interest is based on a multiple of the ASC's twelve-month trailing EBITDA. If we do not to exercise this option by July 2007, we have the option to sell our minority interest to our physician-partner for the original purchase price paid. If neither of the aforementioned options are exercised by us by September 2007, our physician-partner has the option to purchase our minority interest at the original purchase price paid.

Two partners in our Richmond, Virginia ASC who each own a 14.5% equity interest have the option to sell us back their interest at the same price they paid to acquire their interest.

We had a nonexclusive supply agreement with Alcon Laboratories, Inc. pursuant to which we could procure and utilize excimer lasers and other equipment manufactured by Alcon which terminated on December 31, 2006. We paid Alcon a monthly fee based on the number of procedures performed on each of our LADARVision Systems. We were required to pay for a minimum number of annual procedures on each LADARVision System during the term of the agreement, whether or not these procedures were performed. The annual minimum commitment for 2006 was approximately $0.8 million.

Off-Balance Sheet Arrangements

Under the definition contained in Item 303(a)(4)(ii) of Regulation S-K, we do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. The following table summarizes our significant contractual obligations and commitments at December 31, 2006 and the future periods in which such obligations are expected to be settled in cash.

Contractual Obligations	Payments due by period (dollars in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital leases	$ 798	$ 293	$ 464	$ 41	$ —
Operating leases	28,618	5,140	9,292	6,411	7,775
Long-term debt (1)	57,700	—	—	57,700	—
Interest payments on long-term debt (1)	12,808	4,154	8,308	346	—
Notes payable	5,219	1,155	1,446	1,432	1,186
Purchase commitments	524	157	314	53	—
Total	$ 105,667	$ 10,899	$ 19,824	$ 65,983	$ 8,961

Commercial Commitments	Expiration by period (dollars in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Letter of Credit	$ 350	$ 350	$ —	$ —	$ —
Total	$ 350	$ 350	$ —	$ —	$ —

(1) Balance is amount outstanding under our revolving credit facility that expires February 5, 2010. Interest payments are based on the amount and weighted average interest rate of debt outstanding at December 31, 2006.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. We are in the process of evaluating the impact that SFAS 157 will have on our Consolidated Financial Statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. We implemented SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an impact on our financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 *(FIN 48)*, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact that the adoption of FIN 48 will have, if any, on our consolidated financial statements and notes thereto.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have exposure to interest rate risk related to our financing, investing and cash management activities. We have not held or issued derivative financial instruments other than the use of variable-to-fixed interest rate swaps for portions of our borrowings. We do not use derivative instruments for speculative purposes. Our borrowings are primarily indexed to the prime rate or LIBOR and have a mix of maturities. We entered into two swap agreements in 2006 as follows: $12.0 million in principal amount outstanding under our credit facility with a fixed rate of 5.34% from April 19, 2006 to April 19, 2009 and $12.0 million in principal amount outstanding under our credit facility with a fixed rate of 5.75% from September 30, 2006 to September 30, 2008. In addition, NovaMed Eye Surgery Center of New Albany, LLC, of which we own a 67.5% equity interest, entered into a swap agreement in 2006 as follows: $4.0 million in principal amount outstanding under a note with National City Bank with a fixed rate of 5.51% from August 4, 2006 to August 1, 2011.

On December 31, 2006, we had $57.7 million outstanding under our credit facility of which $24.0 million was subject to the two swap agreements noted above and $33.7 million was in variable rate instruments. Accordingly, a hypothetical 100 basis point increase in market interest rates would result in an additional annual interest expense of $337,000. Borrowings under our credit facility bear interest at an annual rate equal to our lender's published base rate plus an applicable borrowing margin ranging from 0% to 0.50% or LIBOR plus a range from 1.00% to 2.25%, varying upon our ability to meet financial covenants.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and financial statement schedules, with the Reports of Independent Registered Public Accounting Firms, listed in Item 15 are included in this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

We have carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer (its principal executive officer and principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on their evaluation, the Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures. We believe our disclosure controls and procedures provide such reasonable assurance.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three-month period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our senior management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, using the criteria set forth in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We acquired ten ASCs during 2006. Management's evaluation of internal control over financial reporting excluded the following nine ASCs acquired during 2006, with total assets of $56.8 million and net revenue of $11.9 million included in our consolidated financial statements as of and for the year ended December 31, 2006, respectively: Dallas, Texas; San Antonio, Texas; Jonesboro, Arkansas; Laredo, Texas; Gainesville, Florida; Sandusky, Ohio; Warrensburg, Missouri; Cleveland, Tennessee; and Sebring, Florida.

Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2006. BDO Siedman, LLP, our independent registered public accounting firm, has issued an audit report on management's assessment of our internal control over financial reporting which is included with our financial statements in Item 15(a)(1) and incorporated by reference.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information in response to this item is incorporated by reference from the "Proposal No. 1 — Election of Directors," "Other Directors" and "Executive Officers" sections of our Definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement").

Item 11. Executive Compensation

The information in response to this item is incorporated by reference from the "Executive Compensation" section of the 2007 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in response to this item is incorporated by reference from the "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" sections of the 2007 Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information in response to this item is incorporated by reference from the "Certain Relationships and Related Transactions" section of the 2007 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information in response to this item is incorporated by reference from the "Disclosure of Auditor Fees" section of the 2007 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Form 10-K:

1. The following consolidated financial statements of the Company, with the reports of independent registered public accounting firms, are filed as part of this Form 10-K:
   - Reports of Independent Registered Public Accounting Firms
   - Consolidated Balance Sheets
   - Consolidated Statements of Operations
   - Consolidated Statements of Stockholders' Equity
   - Consolidated Statements of Cash Flows
   - Notes to Consolidated Financial Statements

2. The following consolidated financial statement schedules of the Company are filed as part of this Form 10-K:
   Schedule II – Rule 12-09 Valuation Reserves

(b) The following exhibits are filed with this Form 10-K or incorporated by reference as set forth below:

Exhibit Number	Exhibit
3.1(A)	Amended and Restated Certificate of Incorporation of the Registrant
3.2(B)	Amended and Restated Bylaws of the Registrant
3.3(D)	Certificate of Ownership and Merger
4.1	Specimen stock certificate representing Common Stock
4.2(A)	Registrant's Rights Agreement
10.2(A)	Registrant's Amended and Restated 1999 Stock Purchase Plan
10.3(A)	Indemnification Agreement
10.4(A)	Registration Rights Agreement
10.5(A)	Subordinated Registration Rights Agreement
10.27(C)	Employment Agreement dated October 16, 2001 with Scott T. Macomber
10.37(E)	Form of Stock Option Agreement for stock option awards under the 2005 Stock Incentive Plan
10.38(E)	First Amendment to Employment Agreement dated July 15, 2005 with Scott T. Macomber
10.40(F)	Asset Contribution and Exchange Agreement dated as of August 15, 2005 with Center for Outpatient Surgery
10.41(G)	Employment Agreement dated as of October 27, 2005 with Thomas S. Hall
10.43(G)	Restricted Stock Award Agreement dated as of October 27, 2005 with Thomas S. Hall
10.44(H)	Asset Contribution and Exchange Agreement dated as of February 21, 2006 with Preston Plaza Surgery Center, LLP
10.46(I)	Asset Contribution and Exchange Agreement dated as of February 21, 2006 with Clearview Surgical Institute, Ltd.
10.47(J)	Employment Agreement dated as of April 3, 2006 with Jack M. Clark, Jr.
10.48(K)	Asset Contribution and Exchange Agreement dated as of October 3, 2006 with Surgery Center of Cleveland, LLC

10.49(L)	Sixth Amended and Restated Credit Agreement dated as of February 7, 2007
10.50	Registrant's Second Amended and Restated Stock Incentive Plan
10.51	Registrant's Amended and Restated 2000 Employee Stock Incentive Plan
10.52	Registrant's Amended and Restated 2001 Employee Stock Incentive Plan
10.53	Registrant's Amended and Restated 2005 Restricted Stock Plan
10.54	Registrant's Amended and Restated 2005 Stock Incentive Plan
10.55(M)	Form of Restricted Stock Award Agreement for restricted stock awards under the 2005 Stock Incentive Plan
21	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of BDO Seidman, LLP
31.1	Certification by the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(A) Incorporated by reference to the corresponding Exhibit of the Registrant's Registration Statement on Form S-1 (Reg. No. 333-79271).

(B) Incorporated by reference to the corresponding Exhibit of the Registrant's Form 10-K filed with the Securities and Exchange Commission on March 30, 2001.

(C) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 10-K filed with the Securities and Exchange Commission on April 1, 2002.

(D) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 10-K filed with the Securities and Exchange Commission on March 29, 2004.

(E) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2005.

(F) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 8-K filed with the Securities and Exchange Commission on August 19, 2005.

(G) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 8-K filed with the Securities and Exchange Commission on November 2, 2005.

(H) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 8-K filed with the Securities and Exchange Commission on February 27, 2006.

(I) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 19, 2006.

(J) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2006.

(K) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 6, 2006.

(L) Incorporated by reference to the corresponding Exhibit on the Registrant's Form 8-K filed with the Securities and Exchange Commission on February 13, 2007.

(M) Incorporated by reference to Exhibit 10.2 on the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 26, 2006.

(Intentionally Left Blank)

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
NovaMed, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of NovaMed, Inc. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. We have also audited the schedule listed in the accompanying index as of and for the years ended December 31, 2006 and 2005. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NovaMed, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the 2006 and 2005 information set forth therein.

As disclosed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NovaMed, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 12, 2007

Report of Independent Registered Public Accounting Firm on
Internal Control over Financial Reporting

Board of Directors and Shareholders
NovaMed, Inc.
Chicago, Illinois

We have audited management's assessment, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting, that NovaMed, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of nine of its ambulatory surgery centers (ASCs), which the Company acquired on various dates during 2006, and whose financial statements reflect total assets and net sales constituting $56.8 million and $11.9 million, respectively, of the related consolidated amounts as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of these nine ASCs.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of NovaMed, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and our report dated March 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 12, 2007

Report of Independent Auditors

To the Board Directors and Shareholders
of NovaMed, Inc:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NovaMed, Inc. and its subsidiaries at December 31, 2004 and the results of their operations and their cash flows for the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
February 15, 2005, except for the effects of the restatement of the 2004 financial statements described in Note 2 to the financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2005 (not separately presented herein) for which date is April 27, 2006

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

ASSETS	December 31, 2006	December 31, 2005
Current assets:		
Cash and cash equivalents, including $2,745 and $1,127 of restricted cash, respectively	$ 2,743	$ 1,690
Accounts receivable, net of allowances of $32,282 and $13,941, respectively	17,278	11,933
Notes and amounts due from related parties	505	541
Inventory	2,187	2,012
Prepaid expenses and deposits	1,361	1,310
Current tax assets	569	—
Total current assets	24,643	17,486
Property and equipment, net	15,066	9,940
Intangible assets, net	119,828	68,299
Noncurrent deferred tax assets, net	—	470
Other assets, net	1,010	967
Total assets	$ 160,547	$ 97,162
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,525	$ 5,529
Accrued expenses	6,505	4,897
Current maturities of long-term debt	1,373	302
Current liabilities of discontinued operations	—	89
Total current liabilities	14,403	10,817
Long-term debt, net of current maturities	61,227	17,404
Other long-term liabilities	269	—
Deferred income tax liabilities	2,236	—
Minority interests	14,296	10,266
Commitments and contingencies		
Stockholders' equity:		
Series E Junior Participating Preferred Stock, $0.01 par value, 1,912,000 shares authorized, none outstanding at December 31, 2006 and 2005	—	—
Common stock, $0.01 par value, 81,761,465 shares authorized, 28,533,676 and 26,783,396 shares issued at December 31, 2006 and 2005, respectively	285	268
Additional paid-in-capital	89,653	84,830
Deferred compensation	—	(1,572)
Accumulated deficit	(11,656)	(17,393)
Accumulated other comprehensive income (loss)	(254)	—
Treasury stock, at cost, 4,713,417 and 4,386,641 shares at December 31, 2006 and 2005, respectively	(9,912)	(7,458)
Total stockholders' equity	68,116	58,675
Total liabilities and stockholders' equity	$ 160,547	$ 97,162

The accompanying notes are an integral part of these consolidated financial statements.

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Years Ended December 31,		
	2006	2005	2004
Net revenue:			
Surgical facilities	$ 85,275	$ 60,169	$ 45,704
Product sales and other	23,159	21,057	17,944
Total net revenue	108,434	81,226	63,648
Operating expenses:			
Salaries, wages and benefits	35,219	25,844	21,420
Cost of sales and medical supplies	26,105	19,628	15,434
Selling, general and administrative	20,604	16,939	13,464
Depreciation and amortization	3,090	2,458	2,445
Total operating expenses	85,018	64,869	52,763
Operating income	23,416	16,357	10,885
Other (income) expense:			
Interest expense	3,032	763	226
Interest income	(87)	(42)	(84)
Minority interests in earnings of consolidated entities	11,540	7,372	4,863
Gain on sale of minority interests	(102)	(110)	(99)
Earnings of non-consolidated affiliate	(13)	(106)	(23)
Change in fair market value of written call options on subsidiaries	—	—	1,613
Other	(297)	(361)	(106)
Total other (income) expense	14,073	7,516	6,390
Income before income taxes	9,343	8,841	4,495
Income tax provision	3,644	3,536	2,442
Net income from continuing operations	5,699	5,305	2,053
Net income from discontinued operations	38	213	793
Gain on sale of discontinued operations	—	71	—
Net income	$ 5,737	$ 5,589	$ 2,846
Net earnings per common share from continuing operations:			
Basic	$ 0.25	$ 0.24	$ 0.10
Diluted	$ 0.23	$ 0.22	$ 0.09
Net earnings per common share:			
Basic	$ 0.25	$ 0.25	$ 0.13
Diluted	$ 0.23	$ 0.23	$ 0.12

The accompanying notes are an integral part of these consolidated financial statements.

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands)

	Common Stock						Treasury Stock		
	Shares	Par Value	Additional Paid-In Capital	Deferred Compensation Restricted Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated) (Deficit)	Shares	At Cost	Total Stockholders' Equity
Balance, December 31, 2003	25,046	$ 250	$ 77,964	$ —	$ —	$ (25,828)	(3,843)	$ (4,460)	$ 47,926
Shares received as consideration in divestiture transactions	—	—	170	—	—	—	(366)	(1,703)	(1,533)
Stock options exercised	583	6	1,529	—	—	—	—	—	1,535
Shares issued - employee stock purchase plan	21	—	47	—	—	—	—	—	47
Net income	—	—	—	—	—	2,846	—	—	2,846
Balance, December 31, 2004	25,650	256	79,710	—	—	(22,982)	(4,209)	(6,163)	50,821
Shares received as consideration in divestiture transactions	—	—	—	—	—	—	(49)	(301)	(301)
Stock options exercised	864	9	3,423	—	—	—	(129)	(994)	2,438
Shares issued - employee stock purchase plan	19	—	77	—	—	—	—	—	77
Restricted stock grant	250	3	1,620	(1,623)	—	—	—	—	—
Stock-based compensation expense	—	—	—	51	—	—	—	—	51
Net income	—	—	—	—	—	5,589	—	—	5,589
Balance, December 31, 2005	26,783	268	84,830	(1,572)	—	(17,393)	(4,387)	(7,458)	58,675
Reclassification of deferred compensation	—	—	(1,572)	1,572	—	—	—	—	—
Stock options exercised	1,673	17	4,367	—	—	—	(305)	(2,296)	2,088
Shares issued - employee stock purchase plan	23	—	136	—	—	—	—	—	136
Restricted stock grant	55	—	—	—	—	—	(21)	(158)	(158)
Stock-based compensation expense	—	—	1,892	—	—	—	—	—	1,892
Unrealized loss on interest rate swaps	—	—	—	—	(254)	—	—	—	(254)
Net income	—	—	—	—	—	5,737	—	—	5,737
Balance, December 31, 2006	28,534	$ 285	$ 89,653	$ —	$ (254)	$ (11,656)	(4,713)	$ (9,912)	$ 68,116

The accompanying notes are an integral part of these consolidated financial statements.

NOVAMED, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 5,737	$ 5,589	$ 2,846
Adjustments to reconcile net income to net cash provided by continuing operations, net of effects of purchase transactions:			
Net income from discontinued operations	(38)	(284)	(793)
Depreciation and amortization	3,090	2,458	2,445
Gain on sale of minority interests	(102)	(110)	(99)
Earnings of non-consolidated affiliate	(13)	(106)	(23)
Stock-based compensation expense	1,892	51	—
Deferred income taxes	3,327	3,308	2,379
Minority interests	11,540	7,372	4,863
Distributions to minority partners	(9,448)	(7,229)	(3,743)
Changes in operating assets and liabilities—			
Accounts receivable	(3,300)	(609)	(378)
Inventory	(56)	(390)	92
Other current assets	24	(41)	(38)
Other noncurrent assets	18	97	88
Accounts payable, accrued expenses and income taxes payable	2,033	1,653	2,513
Net cash provided by continuing operations	14,704	11,759	10,152
Cash flows from investing activities:			
Payments for acquisitions, net	(55,266)	(22,172)	(26,896)
Purchases of property and equipment	(3,522)	(2,608)	(2,044)
Proceeds from sale of minority interests	653	941	1,138
Proceeds from sale of property and equipment	364	63	101
Proceeds from sale of securities	—	40	74
Net cash used in investing activities	(57,771)	(23,736)	(27,627)
Cash flows from financing activities:			
Borrowings under revolving credit agreement	89,500	45,800	19,000
Payments under revolving credit agreement	(44,800)	(33,800)	(14,000)
Proceeds from the issuance of stock, net of issuance costs	690	1,055	889
Payments of other debt, debt issuance fees and capital lease obligations	(1,242)	(407)	(146)
Net cash provided by financing activities	44,148	12,648	5,743
Cash flows from discontinued operations:			
Operating activities	(28)	74	(124)
Investing activities	—	445	555
Financing activities	—	—	—
Net cash (used in) provided by discontinued operations	(28)	519	431
Net increase (decrease) in cash and cash equivalents	1,053	1,190	(11,301)
Cash and cash equivalents, beginning of year	1,690	500	11,801
Cash and cash equivalents, end of year	$ 2,743	$ 1,690	$ 500

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

1. GENERAL INFORMATION

Description of the Business

NovaMed, Inc. (NovaMed) along with its subsidiaries (collectively, the Company) is an owner and operator of ambulatory surgery centers (ASCs). The Company's primary focus and strategy is to acquire, develop and operate ASCs in joint ownership with physicians throughout the United States. At December 31, 2006, the Company owned and operated 36 ASCs where surgeons perform various surgical procedures. The Company owned a majority interest in 33 of its ASCs and a minority interest in one ASC, with physicians owning the remaining equity interests in these 34 ASCs. The Company owns all of the equity interests in its other two ASCs. In the future the Company may elect to sell to physicians a minority interest in these two facilities. The Company also has laser services agreements pursuant to which it provides excimer lasers and other services to ophthalmologists for their use in performing laser vision correction (LVC) surgery.

The Company also owns and operates optical laboratories, an optical products purchasing organization and a marketing products and services business.

The Company also continues to provide management services to two eye care practices pursuant to long-term service agreements. These practices are located in Illinois and Georgia. Under these service agreements, the Company provides business, information technology, administrative and financial services to its affiliated providers in exchange for a management fee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation and Principles of Consolidation

The consolidated financial statements include the financial statements of NovaMed and its wholly owned and majority owned subsidiaries. The Company uses the equity method of accounting for the ASC in which it owns a minority interest. The Company consolidates two physician practice management (PPM) entities under the guidance of EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." All significant intercompany balances and transactions have been eliminated in consolidation. Prior year amounts have been reclassified to conform to current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less from the date of purchase. Pursuant to six of its limited liability company agreements, the cash held by each entity is restricted to that entity's use. The cash balance subject to such restrictions was $2,745 and $1,127, at December 31, 2006 and 2005, respectively. Pursuant to one of its limited liability company agreements, reserves established to fund the operating and other liabilities of that entity are to be held in that entity's bank account. The cash balance subject to such restriction was $0 at December 31, 2006 and 2005.

Inventory

Inventory consists primarily of surgical supplies used in connection with the operation of the Company's ASCs and optical products such as eyeglass frames, optical lenses and contact lenses. Inventory is valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company routinely reviews its inventory for obsolete, slow moving or otherwise impaired inventory and records a related expense in the period such impairment is known and quantifiable.

(Dollars in thousands, except per share data)

Year ended December 31,	2006	2005
Surgical supplies	$ 1,136	$ 967
Optical products	912	824
Other	139	221
Total inventory	$ 2,187	$ 2,012

Property and Equipment

Property and equipment are stated at lower of cost or fair value at the date of acquisition. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, generally three to seven years for equipment, computer software, furniture and fixtures, and the lesser of the lease term or 10 years for leasehold improvements. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

The Company's acquisitions and affiliations involve the purchase of tangible and intangible assets and the assumption of certain liabilities. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values, with the remainder of the purchase price allocated to intangibles. The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). Goodwill is not amortized but is subject to an annual impairment assessment in relation to its fair value.

Impairment of Long-Lived Assets

The Company reviews the carrying value of the long-lived assets periodically to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Among the factors the Company considers in making the evaluation are changes in market position and profitability. If facts and circumstances are present which may indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the specific business entity and determine if the long-lived assets are recoverable based on these undiscounted cash flows. If impairment is indicated, an adjustment will be made to reduce the carrying amount of these assets to their fair value.

The Company accounts for impairment and disposal of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). Although SFAS 144 supercedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* and APB Opinion 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (APB 30), the accounting treatment related to the Company's decision in September 2001 to discontinue its management services segment under APB Opinion 30 was not impacted. During 2002, the Company sold additional operations not contemplated in its 2001 divestiture plan. The sale of these businesses, as well as the sale of its interest in an ASC during 2005, were accounted for under SFAS 144.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The carrying value of financial instruments such as accounts receivable, notes and amounts due from affiliated providers, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the current carrying amounts of its notes receivable from related parties, line of credit and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates. The Company enters into interest rate swap agreements to protect it against interest rate fluctuations of the LIBOR rate on certain of its debt. The value of the swaps represent the estimated amount the Company would have to pay or would receive upon termination of the agreements based on a valuation obtained from the financial institutions that are the counterparties to the interest rate swap agreements.

The Company has historically granted certain physicians physically settled written call options on the equity of certain ASCs. The Company's policy is to estimate and record the fair market value of these call options on the grant date and record subsequent increases and decreases in the fair market value as expense or income, respectively, in the Company's Consolidated Statement of Operations. If the related option is subsequently exercised, the Company's policy is to reverse the cumulative effect of the previously recorded expense or income associated with changes in the fair market value of the written call options.

Revenue Recognition

Surgical Facilities

Revenue in the Company's ASCs is based on fees charged to patients, third-party payors or others for use of the facilities and relate primarily to surgical procedures performed in the ASCs. Revenue from fixed-site laser services installations is the fee charged to the doctor for use of the laser placed in that doctor's facility. Surgical facility revenue is net of contractual adjustments and a provision for doubtful accounts and is recognized at the time the surgical procedure is performed. The contractual allowance is the difference between the fee charged and the amount expected to be paid by the patient or the applicable third-party payor, which includes Medicare and private insurance. The Company bases its estimates for the contractual allowance on the Medicare reimbursement rates when Medicare is the payor, contracted rates with other third party payors or historical experience when there is not a specific contracted rate. The estimate for doubtful accounts is based on the aging category and historical collection experience.

Product Sales and Other

The Company's optical products purchasing organization negotiates volume buying discounts with optical products manufacturers. The buying discounts and any handling charges billed to the members of the buying group represent the revenue recognized for financial reporting purposes. Revenue is recognized as orders are shipped to members. The Company bases its estimates for sales returns and discounts on historical experience and has not experienced significant fluctuations between estimated and actual return activity and discounts given. Revenue generated from affiliated ophthalmologists and optometrists with whom the Company has a management services agreement is eliminated in consolidation.

The Company's optical laboratories manufacture and distribute corrective lenses and eyeglasses to both affiliated and non-affiliated ophthalmologists and optometrists. Revenue is recognized when product is shipped, net of an allowance for discounts. The Company's marketing products and services company recognizes revenue when the product is shipped or service rendered.

The Company owns the net operating assets and has long-term service agreements (SAs) with an ophthalmology practice and an optometric practice with a retail optical store. The Company provides services, facilities and equipment under these SAs. The SAs have 25 to 40-year terms and require the Company to provide all of the

(Dollars in thousands, except per share data)

business, administrative and financial services necessary to operate the practices and the retail optical store. The Company recognizes the revenue of the SAs based on services performed and retail sales adjusted for contractual arrangements. These practices are consolidated in the Company's financial statements and all intercompany transactions are eliminated.

The Company also records an estimate for doubtful accounts based on the aging category and historical collection experience of each product sales and other business described above.

Cost of Sales and Medical Supplies

Cost of sales and medical supplies includes the cost of optical products such as eyeglass frames, optical lenses, contact lenses and surgical supplies, direct labor costs incurred in the preparation of optical lenses, and the per procedure fees paid by the Company related to operating the equipment used in LVC procedures.

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)"), applying the modified prospective method. Prior to the adoption of SFAS 123(R), the Company applied the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock plans other than for its restricted stock awards. Under the modified prospective method, SFAS 123(R) applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently vested, modified, repurchased or cancelled. Compensation expense recognized during 2006 includes the portion vesting during the period for (1) all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and (2) all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with FAS 123(R). All such estimates were made using the Black-Scholes option-pricing model.

Prior to January 1, 2006, the Company accounted for its stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock option based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to or above the market value of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation.*

	2005	2004
Net income — as reported	$ 5,589	$ 2,846
Deduct: Total stock-based employee compensation expense, net of related tax effects	(640)	(879)
Pro forma net income	4,949	$ 1,967
Earnings per share:		
Basic – as reported	$ 0.25	$ 0.13
Basic – pro forma	$ 0.23	$ 0.09
Diluted – as reported	$ 0.23	$ 0.12
Diluted – pro forma	$ 0.21	$ 0.09

(Dollars in thousands, except per share data)

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Expected option life in years	4	4
Risk-free interest rate	3.93%	2.50%
Dividend yield	—	—
Expected volatility	.660	.708

Concentration of Credit Risk

For the years ended December 31, 2006, 2005 and 2004, approximately 38%, 39% and 40%, respectively, of the Company's net revenue was received from Medicare and other governmental programs, which reimburse providers based on fee schedules determined by the related governmental agency. In the ordinary course of business, providers receiving reimbursement from Medicare and other governmental programs are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. The Company is in the process of evaluating the impact that SFAS 157 will have on its Consolidated Financial Statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. The Company implemented SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an impact on the Company's financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 *(FIN 48)*, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have, if any, on the consolidated financial statements and notes thereto.

(Dollars in thousands, except per share data)

3. EARNINGS PER COMMON SHARE (EPS)

Basic EPS is calculated by dividing net income by the weighted average number of common shares. Diluted EPS is calculated by dividing net income by the weighted average number of common shares, including the dilutive effect of potential common shares outstanding during the period. The dilutive effect of potential common shares, consisting of outstanding stock options and restricted stock, is calculated using the treasury stock method.

Earnings per common share is calculated as follows:

	Year Ended December 31,		
	2006	2005	2004
Net income from continuing operations	$ 5,699	$ 5,305	$ 2,053
Net income from discontinued operations	38	284	793
Net income	$ 5,737	$ 5,589	$ 2,846
Basic weighted average number of common shares outstanding	23,252	21,742	21,181
Effect of dilutive securities— stock options and restricted stock	1,605	2,100	1,907
Diluted weighted average number of shares outstanding	24,857	23,842	23,088
Basic earnings per common share:			
Continuing operations	$ 0.25	$ 0.24	$ 0.10
Discontinued operations	—	0.01	0.03
Basic earnings per share	$ 0.25	$ 0.25	$ 0.13
Diluted earnings per common share:			
Continuing operations	$ 0.23	$ 0.22	$ 0.09
Discontinued operations	—	0.01	0.03
Diluted earnings per share	$ 0.23	$ 0.23	$ 0.12

4. STATEMENT OF CASH FLOWS - SUPPLEMENTAL

	Year ended December 31,		
	2006	2005	2004
Supplemental cash flow information:			
Interest paid	$ 2,393	$ 615	$ 157
Income taxes paid	319	430	185
Income tax refunds received	38	45	123

During 2004, the Company received $237 as a cash settlement from a physician for the early termination of a laser services agreement. The laser provided under this agreement was one of eight lasers whose procedures count toward our minimum annual procedure requirement under our supply agreement with Alcon Laboratories which terminated December 31, 2006. Because the Company continued to have obligations to Alcon, the Company established a reserve for $237 which was evaluated quarterly and adjusted as necessary.

Non-cash investing and financing activities:

During 2006, the Company received 21,522 shares of its common stock from certain executives to fund $158 of tax withholding due on restricted stock granted to them, which vested during the year. These were recorded as treasury shares and are available for future issuance under the Company's stock incentive plans.

(Dollars in thousands, except per share data)

During the first quarter of 2006, the Company received 305,254 shares of its common stock from the estate of Stephen J. Winjum to fund the $2,296 aggregate option exercise price of the estate's remaining 1,330,730 options. During the third quarter of 2005, the Company received 129,180 shares of its common stock from the estate to fund the $994 aggregate option exercise price of 240,000 options due to expire on August 21, 2005. These were recorded as treasury shares and are available for future issuance under the Company's stock incentive plans.

During the first quarter of 2005, the Company received 31,200 shares of its common stock from a former affiliated physician as final settlement of a lawsuit. Treasury shares were recorded at $197 and this amount was reported as income from discontinued operations. The Company also received 17,518 shares of its common stock to repay $104 of outstanding notes receivable from one of its divestiture transactions.

The Company received 365,344 shares of its common stock from a former affiliated physician during 2004 to repay a $1,533 note receivable against which the company had established a $958 valuation allowance. Treasury shares were recorded at $1,703, additional paid-in-capital was increased by $170 and the valuation allowance was reversed and reported as income from discontinued operations.

In 2006, 2005 and 2004, the Company obtained medical equipment by entering into capital leases for $279, $368 and $281, respectively.

5. ACQUISITIONS AND SALES OF MINORITY INTERESTS

The Company accounts for acquisitions of majority equity interests in ASCs using the purchase method of accounting. The results of operations are included in the consolidated financial statements of the Company from the date of acquisition.

The Company acquired a majority interest in nine ASCs during 2006, acquired a majority interest in four ASCs during 2005 and acquired a majority interest in six ASCs and a minority interest in one ASC during 2004. Total cash acquisition cost in 2006 for these ASCs was $51,110 of which the Company allocated $47,473 to goodwill. Total cash acquisition cost in 2005 for these ASCs was $18,464 of which the Company allocated $17,322 to goodwill. Total cash acquisition cost in 2004 was $26,079 of which the Company allocated $24,190 to goodwill. The goodwill is not amortized in accordance with SFAS 142 and is expected to be fully deductible for tax purposes.

In addition, on August 2, 2006, NovaMed Eye Surgery Center of New Albany, LLC ("New Albany ASC"), of which the Company owns a 67.5% interest, acquired substantially all of the assets of the John Kenyon Center for Eye Surgery, an ophthalmic ASC located in Jeffersonville, Indiana. The New Albany ASC entered into a $4,000 installment note to fund this acquisition. The term of the loan is seven years. $3,957 of the purchase price was allocated to goodwill. In September, the Jeffersonville ASC was consolidated with the New Albany ASC, located in New Albany, Indiana.

(Dollars in thousands, except per share data)

The following unaudited pro forma results of operations assume that the business acquisitions in 2006 and 2005 described above occurred as of January 1, 2005. The unaudited pro forma results from continuing operations below are based on historical results of operations and do not necessarily reflect actual results that would have occurred:

	Year ended December 31,	
Pro forma results	2006	2005
Net revenue	$ 121,861	$ 113,644
Operating income	28,646	28,697
Net income from continuing operations	6,094	7,595
Net income	6,132	7,869
Earnings per common share from continuing operations:		
Basic	0.26	0.35
Diluted	0.25	0.32
Earnings per common share:		
Basic	0.26	0.36
Diluted	0.25	0.33

Effective January 31, 2006, the Company acquired an additional 15% interest in its pain management ASC located in New Albany, Indiana for $150. The Company purchased 7.5% from each of its existing partners, increasing the Company's ownership in this ASC to 51%. Prior to this additional purchase, the Company consolidated this ASC because it maintained effective control over the ASC's assets and operations. The Company continues to consolidate this ASC.

Effective January 31, 2006, the Company's ASC located in Berkley, Michigan redeemed its retiring partner's entire interest in this ASC, issuing a promissory note payable in eight quarterly installments through November 1, 2007. This physician's 24% interest was allocated proportionately among the remaining partners. As a result of this redemption, the Company's ownership interest in this ASC increased by 16% from its previous 51% to 67%. Effective September 1, 2006, the Company sold this 16% interest to its two existing partners and a new physician partner for $443, reducing the Company's interest in this ASC to 51%.

Effective March 25, 2005, the Company entered into an Option Purchase Agreement with its two physician-partners in its Overland Park, KS ASC. These physician-partners had previously given notice of their intent to exercise an option to purchase all of the Company's interest in this ASC effective as of April 15, 2005. Under the terms of the Option Purchase Agreement, the Company purchased this option from these physician-partners for an aggregate sum of $3,600, with $1,800 paid to each physician-partner. As a result of this transaction, the option was terminated and the Company has retained its 51% interest in this ASC.

In August 2004, the Company paid the 49% physician-partner of its Merrillville, IN ASC to terminate his option to purchase the Company's 51% interest.

Also during 2004, the Company exercised its option to purchase the 20% minority equity interest in one of its Kansas City, MO ASCs from its physician-partners. This ASC was closed during 2006. In addition, a physician-partner of the Thibodaux, LA ASC exercised his right to sell the Company a 10% interest, decreasing the physician's interest to 30%. The Company paid $816 for the above transactions.

In 2004, the Company opened a new ASC in New Albany, IN with two physician-partners who then each owned 32% of the facility. These physicians had been performing pain management procedures in the Company's other New Albany, IN ASC. This entity is consolidated into the financial statements of the Company and the minority shareholder interests in the earnings and assets of this ASC are reflected in the minority interest line of the consolidated financial statements.

(Dollars in thousands, except per share data)

The Company also sold minority equity interests in six of its existing ASCs during 2006, 2005 and 2004 to various physicians. From the sale of minority interests, the Company received in the aggregate approximately $210, $941 and $1,138 in cash proceeds in 2006, 2005 and 2004, respectively.

Location	Interest % sold	Effective Date
Chattanooga, TN	22.5%	February 2004
New Albany, IN	10%	March 2004
Chattanooga, TN	8%	May 2004
Chattanooga, TN	7.5%	July 2004
Columbus, GA	26%	April 2005
Richmond, VA	29%	April 2005
Columbus, GA	2.5%	July 2005
River Forest	5%	August 2005
Maryville, IL	3%	March 2006
New Albany, IN	2.5%	July 2006

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2006 and 2005:

	2006	2005
Equipment	$ 16,840	$ 14,713
Information technology	2,409	2,050
Furniture and fixtures	1,078	873
Land and Buildings	286	—
Leasehold improvements	9,614	5,716
	30,227	23,352
Less--Accumulated depreciation and amortization	(15,161)	(13,412)
	$ 15,066	$ 9,940

Depreciation and amortization expense in 2006, 2005 and 2004 was $3,090, $2,458 and $2,445, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company accounts for intangible assets in accordance with SFAS 142. The carrying value of these assets is assessed at least annually and an impairment charge is recorded if appropriate.

Goodwill balances by reportable segment are summarized in the table below:

	Unamortized Goodwill				
	Surgical Facilities	Product Sales	Other	Total	Amortized Intangibles
Balance January 1, 2004	$ 20,130	$ 5,475	$ 941	$ 26,546	$ 22
Acquisitions	24,494	—	—	24,494	—
Amortization	—	—	—	—	(22)
Balance December 31, 2004	44,624	5,475	941	51,040	—
Acquisitions	17,287	—	—	17,287	108
Purchase price adjustments	(106)	—	—	(106)	—
Amortization	—	—	—	—	(30)
Balance December 31, 2005	61,805	5,475	941	68,221	78
Acquisitions	51,559	—	—	51,559	—
Amortization	—	—	—	—	(30)
Balance December 31, 2006	$ 113,364	$ 5,475	$ 941	$ 119,780	$ 48

(Dollars in thousands, except per share data)

8. ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31, 2006 and 2005:

	2006	2005
Accrued payroll and related benefits	$ 2,020	$ 1,237
Accrued incentive compensation	1,581	962
Accrued interest	656	94
Deferred revenue	646	1,244
Accrued professional fees	585	410
Accrued business taxes	300	276
Alcon reserve minimum	165	214
Current deferred tax liability	—	126
Other	552	334
	$ 6,505	$ 4,897

9. DISCONTINUED OPERATIONS

As of January 1, 2002, the Company adopted SFAS 144 under which it reports as discontinued operations certain operations that have been disposed of or are classified as held for sale. Under SFAS 144, projected operating results and the estimated gain or loss on sale is not accrued for when the decision to sell is made. Rather, the earnings or losses of discontinued operations continue to be reported, and any gain or loss is recognized at the time of sale.

During the third quarter of 2006 the Company reversed the remaining reserve balance related to its 2001 Plan of Discontinued Operations and Restructuring, as all identified liabilities had been settled.

Effective November 1, 2005, the Company sold its 80% interest in an ASC located in St. Joseph, MO to its physician-partners resulting in net gain on sale of $71. The Company sold its interest due to state licensure issues unique to this ASC as well as its limited growth potential. The operating results of this ASC are being reported as discontinued operations for all periods presented.

During the first quarter of 2005, the Company received 31,200 shares of its common stock as settlement of a dispute related to liquidating damages due the Company from a former affiliated physician. The value of these shares as of the settlement date, net of tax, of $122 is reported as income from discontinued operations.

During the first quarter of 2004, a former affiliated physician repaid a note secured by shares of the Company's stock by tendering such shares to the Company. (For additional information regarding the note please refer to Note 17 "Related Party Transactions.") When the Company implemented its Plan of Discontinued Operations and Restructuring in 2001, the market value of the shares with which the loan was secured was significantly below the value of the note. Included in the initial discontinued operations charge was the establishment of a valuation allowance against the note to adjust it to its secured value based on the then current market value of the collateral shares. When shares were tendered in repayment of the note, the market value of the shares exceeded the original secured value. The Company reversed the valuation allowance established on the note and reported it as income from discontinued operations. At the end of 2004, the Company reviewed its remaining lease commitments, expiring through May 2005, and other costs to complete its exit from the Physician Practice Management ("PPM") business. As a result of this review, approximately $325 of excess reserve was reversed and reported as income from discontinued operations.

On December 19, 2003, the Company completed all of its planned divestiture transactions. From the divestiture of its PPM business, two ASCs and five optical dispensaries, all of which have been treated as discontinued operations, the Company received proceeds of $19,384, consisting of $19,328 in cash and $56 in promissory notes with multi-year terms. The Company also received as consideration 2.7 million shares of its common stock.

(Dollars in thousands, except per share data)

The operating results of all discontinued operations are summarized as follows:

	Year ended December 31,		
	2006	2005	2004
Net revenue	$ —	$ 726	$ 927
Operating (income) expense	1	542	(691)
Interest and other (income) expense, net	(63)	(165)	62
Income from operations before income taxes	62	349	1,556
Income tax provision	24	136	763
Net income	$ 38	$ 213	$ 793
Gain on disposal	$ —	$ 118	$ —
Income tax expense	—	47	—
Net gain on disposal of discontinued operations	$ —	$ 71	$ —

10. INCOME TAXES

The income tax provision from continuing operations consists of the following for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Current			
Federal	$ —	$ —	$ —
State	317	228	63
	317	228	63
Deferred			
Federal	1,774	1,447	2,040
State	237	376	357
Deferred tax provision	2,011	1,823	2,397
Less: discontinued operations tax provision	(24)	(183)	(763)
	1,987	1,640	1,634
Other			
Tax benefit of stock-based compensation recorded as additional paid-in-capital	1,340	1,668	745
	$ 3,644	$ 3,536	$ 2,442

A reconciliation of income tax expense for financial reporting purposes and the amount calculated using the U.S. statutory rate of 34% is presented as follows:

	2006	2005	2004
Tax expense at U.S. statutory rate	34.0%	34.0%	34.0%
State taxes, net	3.9	4.9	4.8
Valuation Allowance	—	—	14.3
Other	1.1	1.1	1.2
Provision for income taxes	39.0%	40.0%	54.3%

At December 31, 2006, the Company had federal net operating loss carryforwards of approximately $6,000 and $250 of federal alternative minimum tax credits. The federal net operating loss carryforwards expire in 2022, 2023 and 2027 and the federal alternative minimum tax credits carry forward indefinitely. The Company also has capital loss carryforwards of approximately $7,100, net of a $6,700 valuation reserve, that expire starting in 2007 through

(Dollars in thousands, except per share data)

2010. Due to the new reporting requirements of FAS123(R), the asset related to the net operating loss carryforward is not recorded on the Company's balance sheet because the loss was created by the tax benefits of stock option exercises and under the new accounting rules cannot be recognized for book purposes until the benefit has been realized by actually reducing taxes payable.

Deferred tax assets (liabilities) are comprised of the following at December 31, 2006 and 2005:

	2006	2005
Deferred tax assets		
Discontinued operations and restructuring	$ 2,872	$ 2,934
Goodwill impairment charges	1,613	1,613
Capital loss carryforward	2,686	2,818
Deferred revenue	180	473
Net operating loss carryforward / carryback	—	398
AMT credit	251	262
Discount on conversion of notes	171	203
Compensation expense related to stock options	654	159
Receivable and inventory reserves	129	86
Compensation expense	190	77
Other	206	183
	8,952	9,206
Valuation allowance	(4,536)	(4,617)
Total deferred tax assets	4,416	4,589
Deferred tax liabilities		
Depreciation and amortization	(5,789)	(3,878)
Prepaid expense	(269)	(324)
Other	(25)	(43)
Total deferred tax liabilities	(6,083)	(4,245)
Net deferred tax assets (liabilities)	$ (1,667)	$ 344

The Company recorded a valuation allowance on a portion of the losses on the sale of discontinued operations which are capital in nature, and on a portion of the stock options not expected to be exercised. Additionally, a valuation allowance has been recorded with respect to increased capital loss carryforwards generated by the termination of written call options in 2005.

11. LONG-TERM DEBT

Long-term debt consists of the following as of December 31, 2006 and 2005:

	2006	2005
Revolving credit facility	$ 57,700	$ 17,000
Capital lease obligations (see Note 12)	719	591
Notes payable	4,181	115
Less—Current maturities	(1,373)	(302)
	$ 61,227	$ 17,404

(Dollars in thousands, except per share data)

Revolving Credit Facility

At December 31, 2006, the Company had $57,700 of borrowings outstanding under its revolving credit facility with a weighted average interest rate of 7.2%, and was in compliance with all of its credit agreement covenants. Effective June 29, 2006, the Company amended its credit facility, increasing the maximum commitment available under the facility from $50,000 to $80,000 and extending the expiration date by one year to June 29, 2009. Effective February 7, 2007, the Company amended its credit facility once again, increasing the maximum commitment available under the facility from $80,000 to $125,000 and extending the expiration date to February 5, 2010. The maximum commitment available under the facility is the lesser of $125,000 or the maximum allowed under the calculated ratio limitations. The amended credit agreement also includes an option allowing the Company to increase the maximum commitment available to $150,000 under certain conditions. Maximum borrowing availability and applicable interest rates under the facility are based on a ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization as defined in the credit agreement. The amended credit agreement provides for temporary increases in this ratio through September 30, 2008 for purposes of calculating the maximum borrowing availability. Interest on borrowings under the facility is payable at an annual rate equal to the Company's lender's published base rate plus the applicable borrowing margin ranging from 0% to .5% or LIBOR plus a range from 1.00% to 2.25%, varying depending upon the calculated ratios and the Company's ability to meet other financial covenants. In addition, a fee ranging from .175% to .250% is charged on the unused portion of the commitment. The weighted average interest rate on credit line borrowings during 2006 was 6.9%. The credit agreement continues to contain covenants that include limitations on indebtedness, liens, capital expenditures, acquisitions, investments and share repurchases, as well as restrictions on the payment of dividends; however, many of these limitations were changed by these amendments.

During 2006, the Company entered into two interest rate swap agreements related to its revolving credit facility. The interest rate swaps protect the Company against certain interest rate fluctuations of the LIBOR rate on $24,000 of the Company's variable rate debt under the credit facility. The date of the first interest rate swap was April 12, 2006, and it expires on April 19, 2009. This interest rate swap effectively fixes the Company's LIBOR rate on $12,000 of variable rate debt at a rate of 5.34%. The date of the second interest rate swap was June 28, 2006 and it expires on September 30, 2008. This interest rate swap effectively fixes the Company's LIBOR rate on $12,000 of variable rate debt at a rate of 5.75%. The Company has recognized the fair value of these interest rate swaps as a long-term liability of approximately $225 at December 31, 2006.

Effective August 1, 2006, NovaMed Eye Surgery Center of New Albany, LLC ("New Albany ASC"), of which the Company owns a 67.5% majority interest, entered into a $4,000 installment note which matures on August 1, 2013. Interest is payable at the lender's one month LIBOR rate, designated or published on the first of each month, plus 2.0%. The New Albany ASC entered into a five-year interest rate swap agreement that effectively fixes the LIBOR rate on this debt at 5.51%. The New Albany ASC has recognized the fair value of this interest rate swap as a long-term liability of approximately $44 at December 31, 2006. Annual principal payments of the note for the five years commencing with 2007 are $489, $484, $522, $562, $606 and $1,111 thereafter.

The value of the interest rate swaps represents the estimated amount the Company would have to pay as of December 31, 2006 upon termination of the agreements based on a valuation obtained from the financial institutions that are the counterparties to the swap agreements. Payments or receipts of cash under the interest rate swaps are shown as a part of operating cash flow, consistent with the interest expense incurred pursuant to the credit facility and the installment note.

At December 31, 2006 the Company had outstanding letters of credit issued to two of its optical products buying group vendors in the amounts of $220 and $130 that expire on March 31, 2007 and December 31, 2007, respectively. The outstanding letters of credit reduce the amount available under the credit facility.

(Dollars in thousands, except per share data)

12. OPERATING AND CAPITAL LEASES

The Company has commitments under long-term, non-terminable operating leases, principally for facility and office space. Lease terms generally cover one to ten years. Certain leases contain consecutive renewal options and escalation clauses.

The Company entered into four new capital leases for medical equipment during 2006 and assumed two capital leases with its 2006 acquisitions. In addition, the Company has four capital leases for medical equipment that existed as of December 31, 2005. The net book value of assets under capital leases was $1,057 and $893 at December 31, 2006 and 2005, respectively. The annual interest rates on capital leases range from 4.0% to 8.5%.

At December 31, 2006, minimum annual rental commitments are as follows:

	Operating Leases	Capital Leases
2007	$ 5,140	$ 293
2008	4,844	317
2009	4,448	147
2010	3,486	37
2011	2,925	4
2012 and thereafter	7,775	—
Minimum lease payments	28,618	798
Less: sublease receipts	(619)	—
Total minimum lease payments	$ 27,999	798
Less: amount representing interest		(79)
Total obligation under capital leases		$ 719

Included in the table above are operating lease annual rent commitments with related parties for the five years commencing with 2007 of approximately $2,206, $2,137, $2,082, $2,021, $1,586 and $3,739 thereafter. Rent expense of continuing operations related to operating leases amounted to $5,606, $4,432 and $3,726 during 2006, 2005 and 2004, respectively.

13. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various claims and legal actions that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Professional Liability Risk

The Company maintains third party professional liability insurance for its ASCs and business activities. Although the Company believes that this insurance is adequate as to the amounts at risk, there can be no assurance that any claim asserted against the Company will not exceed the coverage limits of such insurance.

Insurance

The Company is insured with respect to professional liability risks on a claims-made basis. Management is not aware of any claims against the Company that might have a material impact on the Company's financial position or results of operations.

(Dollars in thousands, except per share data)

Purchase Commitments

The Company had a nonexclusive supply agreement with Alcon Laboratories, Inc. pursuant to which it could procure and utilize excimer lasers and other equipment manufactured by Alcon which terminated on December 31, 2006. The Company paid Alcon a monthly fee based on the number of procedures performed on each of its LADARVision Systems. The Company was required to pay for a minimum number of annual procedures on each LADARVision System during the term, whether or not these procedures were performed. The annual minimum commitment for 2006 was approximately $800.

The Company has entered into various Product Usage and Volume Lease Purchase agreements with some of its surgical suppliers, under which the Company is required to purchase a minimum quantity of products at a predetermined price. At December 31, 2006, the Company had remaining product purchase commitments of $524.

Pursuant to the sale of a 29% interest in its Richmond, VA ASC to two physicians, the Company granted the physicians an option to sell back their interests to the Company for the original price paid at any time. The Company has recorded a liability on its balance sheet within Minority interests in the event this option is exercised.

Employment Agreements

The Company has employment agreements with certain of its executives that specify that if the executive is terminated by the Company for other than cause following a change in control of the Company, the executive shall receive severance pay ranging from twelve to twenty-four months salary plus bonus and certain other benefits.

14. STOCKHOLDERS' EQUITY

Rights Agreement

Certain stockholders possess rights to purchase fractional shares of Series E Junior Participating Preferred Stock with a par value of $.01 per share at a price of $110 per one one-thousandth of a share, subject to adjustment as defined in the Rights agreements. These rights are not exercisable until the announcement of the occurrence of certain events as defined in the agreement (none of which are currently expected) which also describes the various stockholders' rights.

Upon the occurrence of certain events, each right holder will be entitled to receive shares of common stock, or in specified circumstances other assets having a value of two times the purchase price of the right. Additionally, the Board of Directors may exchange the rights, in whole or in part, without additional payment, for shares of common stock at an exchange ratio defined in the agreement. At any time prior to certain events, the Board of Directors may redeem all, but not less than all, of the rights at a redemption price of $.01 per right.

Other Comprehensive Income

The Company reports other comprehensive income as a measure of changes in stockholders' equity that resulted from recognized transactions and other economic events of the period from non-owner sources. Other comprehensive income of the Company results from adjustments due to the fluctuation of the value of the Company's interest rate swaps accounted for under Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Company entered into two interest rate swaps during the second quarter of 2006 and one of its 67.5% owned subsidiaries entered into an interest rate swap during the third quarter of 2006. The Company's share of the negative value of the interest rate swaps was $254 at December 31, 2006 and is recorded as accumulated other comprehensive loss in the accompanying consolidated balance sheet. The total comprehensive income for the years ended December 31, 2006, 2005 and 2004 was $5,483, $5,589 and $2,846, respectively. See Note 11 for further discussion of the interest rate swaps.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS

Employee Benefits and Compensation

The Company maintains a voluntary savings plan (the Savings Plan) for eligible employees under section 401(k) of the Internal Revenue Code whereby participants may contribute a percentage (up to 100%) of their compensation not to exceed IRS limits. During 2006 the Savings Plan provided for the Company to match 50% of the employee's contributions on the first 3% of salary contributed by each employee. The Company's matching contributions approximated $153, $145 and $127 for 2006, 2005 and 2004, respectively.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan for all eligible employees. Under the plan, shares of the Company's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period; however, the amount of an employee's purchase may not exceed $20 in any offering period or $25 in any calendar year. Approximately 22,800 shares, 19,000 shares and 21,000 shares were purchased under this plan during 2006, 2005 and 2004, respectively. At December 31, 2006, 88,700 shares were reserved for future issuance. Under the provisions of SFAS 123(R), the Company recognized compensation expense of $56 during 2006.

Stock Plans

The Company is authorized to issue up to 10,101,800 shares of its common stock, par value $.01 per share under various stock plans. Of this amount, 1,067,188 shares remain available for issuance as of December 31, 2006. Authorized options for common stock under the various plans are generally exercisable over a four-year period with 1/8th of the total options granted becoming exercisable six months from the date of each grant and 1/48th of the total options granted becoming exercisable each month thereafter. The option period for common stock options is generally 10 years from the date each option is granted. All current outstanding options are nonqualified stock options.

Effective January 1, 2006, the Company adopted SFAS 123(R), applying the modified prospective method. Prior to the adoption of SFAS 123(R), the Company applied the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock plans other than for its restricted stock awards. Under the modified prospective method, SFAS 123(R) applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently vested, modified, repurchased or cancelled. Compensation expense recognized during 2006 includes the portion vesting during the period for (1) all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and (2) all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated using the Black-Scholes option-pricing model. The Company calculated its available APIC pool of net excess benefits using the transition method as defined in paragraph 81 of SFAS 123(R). During 2006, the Company granted its directors and employees options to purchase 305,600 shares with an exercise price of $6.87 per share, options to purchase 100,000 shares with an exercise price of $7.10 per share, options to purchase 125,000 shares with an exercise price of $7.28 per share and options to purchase 24,000 shares with a weighted average exercise price of $7.45 per share. Stock compensation expense of $1,381 was recognized on existing stock options during the twelve months ended December 31, 2006. As a result of the Company's decision to adopt the modified prospective method, prior period results have not been restated.

NOVAMED, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Dollars in thousands, except per share data)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for stock options granted during 2006.

	2006
Expected option life in years	6
Risk-free interest rate	4.71%
Dividend yield	—
Expected volatility	50.76%

The expected option life used for 2006 grants is the weighted average of the vesting term assuming options are exercised as vested and the original contractual term of the option. The prior years' expected life was the vesting term of the option. The risk free interest rate is based on the yield curve for U.S. Treasury zero-coupon issues with an equivalent remaining term. The dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the expected life of the options. The expected volatility in 2006 is based on the historical volatility of the Company's stock price for the period beginning January 1, 2003 through the option grant date. The weighted average fair value of options granted in 2006, 2005 and 2004 were $3.79, $3.20 and $2.47 per share, respectively.

The following table summarizes the activity in the stock option plans:

	Options Outstanding	Price Per Share	Weighted Average Exercise Price
Balance at January 1, 2004	6,134,479	$0.74-$12.61	$2.53
Granted	690,000	$3.60-$ 4.45	$4.40
Exercised	(582,744)	$0.78-$ 4.45	$1.54
Forfeited or expired	(57,985)	$0.78-$12.00	$4.22
Balance at December 31, 2004	6,183,750	$0.74-$12.61	$2.80
Granted	919,500	$5.15-$ 6.96	$6.05
Exercised	(868,138)	$0.78-$ 6.00	$2.14
Forfeited or expired	(302,316)	$0.78-$12.00	$2.78
Balance at December 31, 2005	5,932,796	$0.74-$12.61	$3.40
Granted	554,600	$6.87-$ 8.00	$7.03
Exercised	(1,672,533)	$0.74-$ 6.00	$1.80
Forfeited or expired	(210,795)	$1.27-$12.00	$9.70
Balance at December 31, 2006	4,604,068	$0.74-$12.61	$4.15

(Dollars in thousands, except per share data)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/06	Average Life	Average Exercise Price	Number Exercisable at 12/31/06	Average Exercise Price
$ 0.74- $ 0.83	620,230	5.3	$ 0.79	620,230	$ 0.79
$ 1.15- $ 1.70	724,805	5.3	$ 1.40	707,441	$ 1.40
$ 1.75- $ 2.50	742,700	3.7	$ 1.85	731,450	$ 1.84
$ 2.84- $ 4.07	136,000	3.9	$ 3.59	117,041	$ 3.56
$ 4.45- $ 6.00	1,176,271	7.0	$ 5.28	712,908	$ 5.16
$ 6.10- $ 9.00	997,662	8.3	$ 7.08	300,943	$ 7.56
$ 10.00- $12.61	206,400	3.2	$ 11.92	206,400	$ 11.92
$ 0.74- $12.61	4,604,068	6.0	$ 4.15	3,396,413	$ 3.43

The aggregate intrinsic value is defined as the difference between the market value of the Company's stock as of the end of the period and the exercise price of the stock options. The aggregate intrinsic value for stock options outstanding and exercisable as of December 31, 2006 was $15,753 and $14,049, respectively. The total intrinsic value of stock options exercised during the year ended 2006 was $9,654. As a result of the stock options exercised, the Company recorded common stock and additional paid-in-capital of $4,384, which includes $1,376 of tax benefits recognized. During the years ended December 31, 2006, 2005 and 2004, cash received from stock options exercised was $712, $864 and $897, respectively.

The following is a summary of nonvested stock option activity:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2004	1,672,920	$ 1.04
Granted	690,000	$ 2.47
Vested	(975,608)	$ 1.47
Forfeited	(27,404)	$ 1.01
Nonvested at December 31, 2004	1,359,908	$ 1.46
Granted	919,500	$ 3.20
Vested	(695,807)	$ 1.54
Forfeited	(298,796)	$ 1.56
Nonvested at December 31, 2005	1,284,805	$ 2.64
Granted	554,600	$ 3.79
Vested	(559,558)	$ 2.47
Forfeited	(72,192)	$ 3.14
Nonvested at December 31, 2006	1,207,655	$ 3.22

At December 31, 2006, there was $3,885 of total unrecognized compensation cost related to nonvested stock options. This cost will be recognized over 4 years.

On February 1, 2006, the estate of Stephen J. Winjum exercised all remaining stock options held by the estate to acquire 1,330,730 shares of common stock. Per the terms of the stock option agreements and the Company's stock incentive plans, the estate tendered to the Company 305,254 shares of the Company's common stock that the

(Dollars in thousands, except per share data)

estate owned to fund the $2,296 aggregate exercise price. The Company added these tendered shares into treasury resulting in an increase in treasury stock of $2,296. These tendered shares are available for future issuance under the Company's stock incentive plans.

The Company also grants restricted stock awards to certain employees. Restricted stock awards are valued at the closing market value of the Company's common stock on the day prior to the grant, and the total value of the award is recognized as expense ratably over the vesting period of the employees receiving the grants. The Company granted 55,000 restricted shares at a market value of $6.87 per share from its 2005 Stock Incentive Plan to various executives on June 20, 2006. The Company granted 250,000 restricted shares at a market value of $6.49 per share from its 2005 Restricted Stock Plan to its Chief Executive Officer on November 14, 2005. As of December 31, 2006, the total amount of unrecognized compensation expense related to nonvested restricted stock awards was approximately $1,494, which is expected to be recognized over a weighted-average period of approximately 3.0 years. The Company recognized compensation expense of $455 and $51 on existing restricted stock awards during the years ended December 31, 2006 and 2005, respectively.

16. OPERATING SEGMENTS

The Company manages its business segments by types of service provided. The Company's reportable segments are as follows:

Surgical facilities. Surgical facilities reportable segment aggregates the results of operations from owning and/or operating ASCs and fixed site laser services agreements. Earnings before taxes in 2006, 2005 and 2004 include $102, $110 and $99, respectively, of gains from the sale of minority interests in the Company's ASCs.

Product sales. Product sales segment aggregates the Company's optical products purchasing organization, optical laboratories, marketing products and services company and an optometric practice with a retail optical store.

Other. Other segment aggregates management services provided to a physician practice with multiple locations in Atlanta, GA and an administrative services agreement.

Corporate. Corporate consists of corporate expenses for salaries, wages and benefits, general and administrative costs not allocated to the operating segments and interest on debt.

The accounting policies of the various segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 2. The Company evaluates the performance of its segments based on earnings before taxes (EBT). Segment EBT includes all revenue and expenses directly attributable to the segment, certain corporate expenses for salaries, wages and benefits directly attributable to the management of the reportable segment and allocated management, billing and collection fees.

(Dollars in thousands, except per share data)

Segment identifiable assets include accounts receivable, inventory, other current assets and long-lived assets, including goodwill, of the segment. Corporate identifiable assets represent all other assets of the Company including cash and cash equivalents, corporate other current assets, and corporate long-lived assets, which include property and equipment, notes receivable and other long-term assets and assets of discontinued operations. The Company has no revenues attributed to customers outside of the United States and no assets located in foreign countries.

	Surgical Facilities	Product Sales	Other	Corporate	Total
2006					
Net revenue	$ 85,275	$ 15,408	$ 7,691	$ 60	$ 108,434
Earnings (loss) before taxes	13,787	3,856	843	(9,143)	9,343
Depreciation and amortization	2,578	222	91	199	3,090
Interest income	68	—	—	19	87
Interest expense	194	—	—	2,838	3,032
Capital expenditures	2,302	232	609	379	3,522
Accounts receivable	12,174	4,495	584	25	17,278
Identifiable assets	141,434	11,611	2,370	5,132	160,547
2005					
Net revenue	$ 60,169	$ 13,479	$ 7,524	$ 54	$ 81,226
Earnings (loss) before taxes	10,638	2,892	696	(5,385)	8,841
Depreciation and amortization	1,852	207	104	295	2,458
Interest income	25	—	—	17	42
Interest expense	30	—	—	733	763
Capital expenditures	2,189	249	80	90	2,608
Accounts receivable	7,306	3,962	524	141	11,933
Identifiable assets	80,408	11,066	1,739	3,949	97,162
2004					
Net revenue	$ 45,704	$ 10,641	$ 7,303	$ —	$ 63,648
Earnings (loss) before taxes	7,178	1,907	614	(5,204)	4,495
Depreciation and amortization	1,747	192	114	392	2,445
Interest income	4	—	—	80	84
Interest expense	7	—	—	219	226
Capital expenditures	1,802	117	33	92	2,044
Accounts receivable	5,658	3,526	748	251	10,183
Identifiable assets	59,254	10,278	1,960	5,295	76,787

17. RELATED-PARTY TRANSACTIONS

Facility Rent

The Company leases facility space from various related parties, which include partners, at rates the Company believes approximate fair market value. Amounts paid to related parties for rent, taxes and other facility costs amounted to approximately $2,159, $1,578 and $1,076 during 2006, 2005 and 2004, respectively. The Company's minimum annual rental commitments include total commitments of $13,771 that relate to facilities leased from related parties. Annual rent commitments for the five years commencing with 2007 are $2,206, $2,137, $2,082, $2,021, $1,586 and $3,739 thereafter. (See Note 12).

(Dollars in thousands, except per share data)

Notes Receivable

The Company holds notes receivable of $1,326, less reserves of $832, from physicians affiliated with the Company. This balance includes a $1,190 non-interest bearing tax loan issued in connection with the IPO (see below) and a $136 note, bearing a 7% interest rate, due October 2008 which was issued in one of the Company's divestiture transactions.

As disclosed in a prospectus filed with the Securities and Exchange Commission on August 18, 1999, in connection with the exchange of $9,700 of the Company's subordinated exchangeable promissory notes resulting from its IPO, the Company agreed to lend each of these noteholders an amount equal to the Federal and state income taxes payable by the holder as a result of the exchange of the notes, but only for those shares of the Company's common stock received in the exchange which they still owned as of April 1, 2000. In accordance with these agreements, the Company loaned $2,723 to the holders, the majority of which was advanced in April 2000. The tax loans are noninterest bearing, nonrecourse to the debtor and secured by a number of shares of the Company's common stock held by the debtor having a value, based on the offering price, equal to two times the loan amount. Upon the sale by a debtor after April 1, 2000 of any shares of the Company's common stock issued in exchange for a note, the debtor will be required to repay a fraction of the debtor's initial tax loan amount equal to the number of shares sold divided by the total number of shares of the Company's common stock previously issued in exchange for a note and owned by the debtor as of April 1, 2000. During 2004, one of the note holders repaid his note with shares of the Company's common stock. The remaining tax loan is payable by the debtor upon the Company's demand for payment. Currently, the Company intends to allow the debtor to repay this loan as he disposes of his shares of the Company's common stock. The Company also has agreed to reimburse this debtor on a grossed-up basis, for any Federal or state taxes that he recognizes as a result of imputed interest on the tax loan.

Other

The Company received professional services from firms that employed a director of the Company. Total payments for services received during 2006, 2005 and 2004 were approximately $121, $158 and $184, respectively.

18. SUBSEQUENT EVENTS

On January 1, 2007, the Company acquired a 54% interest in the St. Peters Ambulatory Surgery Center, a multi-specialty ASC located in St. Peters, Missouri for $8,000, which was funded from the Company's credit facility.

Effective February 7, 2007, the Company amended its credit facility, increasing the maximum commitment available under the facility from $80 million to $125 million and extending the expiration date to February 5, 2010. See Note 11.

(Dollars in thousands, except per share data)

19. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2006 and 2005 is as follows:

	Quarter			
2006	**First**	**Second**	**Third**	**Fourth**
Net revenue	$ 23,916	$ 27,042	$ 27,773	$ 29,703
Operating income	4,757	6,077	6,212	6,370
Net income from:				
Continuing operations	1,367	1,653	1,438	1,241
Discontinued operations	—	—	37	1
Net income	1,367	1,653	1,475	1,242
Basic earnings per share	0.06	0.07	0.06	0.05
Diluted earnings per share	0.06	0.07	0.06	0.05

	Quarter			
2005	**First**	**Second**	**Third**	**Fourth**
Net revenue	$ 18,286	$ 20,411	$ 20,929	$ 21,600
Operating income	3,455	4,145	4,653	4,104
Net income from:				
Continuing operations	1,205	1,341	1,602	1,157
Discontinued operations	149	38	25	72
Net income	1,354	1,379	1,627	1,229
Basic earnings per share	0.06	0.06	0.07	0.06
Diluted earnings per share	0.06	0.06	0.07	0.05

NOVAMED, INC. AND SUBSIDIARIES
RULE 12-09 VALUATION RESERVES
(Dollars in thousands)

Schedule II

Allowance for contractual adjustments and bad debt	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
2004	$ 7,412	66,494	(63,908)	$ 9,998
2005	$ 9,998	91,732	(87,789)	$ 13,941
2006	$ 13,941	150,592	(132,251)	$ 32,282

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMED, INC.

By: /S/ THOMAS S. HALL

Thomas S. Hall
President, Chief Executive Officer and Chairman of the Board
Date: March 16, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/S/ THOMAS S. HALL Thomas S. Hall	President, Chief Executive Officer (Principal Executive Officer), Chairman of the Board and a Director	March 16, 2007
/S/ SCOTT T. MACOMBER Scott T. Macomber	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 16, 2007
/S/ JOHN P. HART John P. Hart	Vice President, Corporate Controller (Principal Accounting Officer)	March 16, 2007
/S/ ROBERT J. KELLY Robert J. Kelly	Lead Director and a Director	March 16, 2007
/S/ R. JUDD JESSUP R. Judd Jessup	Director	March 16, 2007
/S/ SCOTT H. KIRK Scott H. Kirk, M.D.	Director	March 16, 2007
/S/ STEVEN V. NAPOLITANO Steven V. Napolitano	Director	March 16, 2007
/S/ C.A. LANCE PICCOLO C.A. Lance Piccolo	Director	March 16, 2007

Exhibit 21

NOVAMED, INC. SUBSIDIARIES

1. NovaMed Management of Kansas City, Inc., a Missouri corporation
2. Blue Ridge NovaMed, Inc., a Missouri corporation
3. NovaMed Eye Surgery Center (Plaza) L.L.C., a Delaware limited liability company
4. NovaMed Eye Surgery Center of Overland Park, L.L.C., a Delaware limited liability company
5. NovaMed Management Services, LLC, a Delaware limited liability company
6. NovaMed Eye Surgery Center of Maryville, L.L.C., a Delaware limited liability company
7. NovaMed Eye Surgery Center of North County, LLC, a Delaware limited liability company
8. NovaMed Eye Surgery Center of New Albany, L.L.C., a Delaware limited liability company
9. NovaMed of Louisville, Inc., a Kentucky corporation
10. Midwest Uncuts, Inc., an Iowa corporation
11. NovaMed Eyecare Research, Inc., a Delaware corporation
12. NovaMed Eye Surgery and Laser Center of St. Joseph, Inc., a Missouri corporation
13. NMGK, Inc., an Illinois corporation
14. NMLO, Inc., a Kansas corporation
15. NovaMed Eye Surgery Center of Cincinnati, LLC, a Delaware limited liability company
16. Patient Education Concepts, Inc., a Delaware corporation
17. NMI, Inc., a Georgia corporation
18. NovaMed Acquisition Company, Inc., a Delaware corporation
19. NovaMed Surgery Center of Thibodaux, LLC, a Delaware limited liability company
20. NovaMed Surgery Center of Richmond, LLC, a Delaware limited liability company
21. NovaMed Surgery Center of River Forest, LLC, a Delaware limited liability company
22. NovaMed Surgery Center of Colorado Springs, LLC, a Delaware limited liability company
23. NovaMed of Texas, Inc., a Delaware corporation
24. NovaMed Surgery Center of Tyler, L.P., a Delaware limited partnership

25. NovaMed Alliance, Inc., a Delaware corporation

26. NovaMed Surgery Center of Merrillville, LLC, a Delaware limited liability company

27. NovaMed Surgery Center of Chicago - Northshore, LLC, a Delaware limited liability company

28. NovaMed Surgery Center of Columbus, LLC, a Delaware limited liability company

29. Blue Ridge Surgical Center, LLC, a Delaware limited liability company

30. NovaMed Surgery Center of Chattanooga, LLC, a Delaware limited liability company

31. NovaMed Surgery Center of Nashua, LLC, a Delaware limited liability company

32. NovaMed Surgery Center of Bedford, LLC, a Delaware limited liability company

33. NovaMed Surgery Center of Altamonte Springs, LLC, a Delaware limited liability company

34. NovaMed Surgery Center of Oak Lawn, LLC, a Delaware limited liability company

35. NovaMed Surgery Center of Palm Beach, LLC, a Delaware limited liability company

36. NovaMed Surgery Center of Fort Lauderdale, LLC, a Delaware limited liability company

37. NovaMed Surgery Center of Madison, Limited Partnership, a Wisconsin limited partnership

38. NovaMed of Wisconsin, Inc., a Delaware corporation

39. NovaMed Pain Management Center of New Albany, LLC, a Delaware limited liability company

40. The Cataract Specialty Surgical Center, L.L.C., a Michigan limited liability company

41. NovaMed Surgery Center of Denver, LLC, a Delaware limited liability company

42. NovaMed Surgery Center of Whittier, LLC, a Delaware limited liability company

43. Surgery Center of Fremont, LLC, a Delaware limited liability company

44. NovaMed of Dallas, Inc., a Delaware corporation

45. NovaMed Surgery Center of Dallas, LP, a Delaware limited partnership

46. NovaMed of San Antonio, Inc., a Delaware corporation

47. NovaMed Surgery Center of San Antonio, LP, a Delaware limited partnership

48. NovaMed Surgery Center of Jonesboro, LLC, a Delaware limited liability company

49. NovaMed Surgery Center of Laredo, LP, a Delaware limited partnership

50. NovaMed of Laredo, Inc., a Delaware corporation

51. NovaMed Surgery Center of Sandusky, LLC, a Delaware limited liability company

52. Laser and Outpatient Surgery Center, LLC, a Delaware limited liability company

53. NovaMed Surgery Center of Cleveland, LLC, a Delaware limited liability company

54. NovaMed Surgery Center of Warrensburg, LLC, a Delaware limited liability company

55. NovaMed Surgery Center of Sebring, LLC, a Delaware limited liability company

56. NovaMed Surgery Center of St. Peters, LLC, a Delaware limited liability company

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-79271) of NovaMed, Inc. of our report dated February 15, 2005, except for the effects of the restatement of the 2004 financial statements described in Note 2 to the financial statements included in the Company's annual report of Form 10-K for the year ended December 31, 2005 (not separately presented herein), for which the date is April 27, 2006.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois
March 15, 2007

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-87647, 333-67214 and 333-129259) of NovaMed, Inc. of our reports dated March 12, 2007 relating to the consolidated financial statements, financial statement schedule, and the effectiveness of NovaMed, Inc.'s internal control over financial reporting included in this Annual Report on Form 10-K.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 12, 2007

Exhibit 31.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas S. Hall, certify that:

1. I have reviewed this annual report on Form 10-K of NovaMed, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ THOMAS S. HALL
Thomas S. Hall
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Scott T. Macomber, certify that:

1. I have reviewed this annual report on Form 10-K of NovaMed, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2007

/s/ SCOTT T. MACOMBER
Scott T. Macomber
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of NovaMed, Inc. (the "Company") for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas S. Hall, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas S. Hall
Thomas S. Hall
Chief Executive Officer
March 16, 2007

In connection with the Annual Report on Form 10-K of NovaMed, Inc. (the "Company") for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott T. Macomber, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott T. Macomber
Scott T. Macomber
Chief Financial Officer
March 16, 2007

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(Intentionally Left Blank)

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total returns of NovaMed, Inc., the Nasdaq Global Market Index and the Center for Research in Security Prices (CRSP) Index for Nasdaq Health Services Stocks, during the period commencing December 31, 2001 and ending on December 29, 2006 (the last trading day of the year). The comparison assumes $100 was invested on December 31, 2001, in the common stock of NovaMed, Inc., the Nasdaq Global Market Index and the CRSP Index for Nasdaq Health Services Stocks and assumes the reinvestment of all dividends, if any.


$700
$600
$500
$400
$300
$200
$100
$0
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
NOVAMED, INC.
Nasdaq Global Market Index
CRSP Index for Nasdaq Health Services Stocks

Legend

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/30/2005	12/29/2006
NOVAMED, INC.	100.0	110.2	305.0	557.6	553.3	641.5
Nasdaq Global Market Index	100.0	68.8	103.8	112.9	115.5	127.4
CRSP Index for Nasdaq Health Services Stocks	100.0	86.1	131.7	166.0	228.3	228.0

The stock price performance shown on the graph is not necessarily indicative of future price performance.

Principal Officers

Thomas S. Hall
Chairman, President and Chief Executive Officer

Jack M. Clark, Jr.
Executive Vice President and
Chief Revenue Officer

Scott T. Macomber
Executive Vice President and
Chief Financial Officer

Board of Directors

Thomas S. Hall
Chairman of the Board

Robert J. Kelly
Lead Director
Consultant

R. Judd Jessup
Healthcare Executive
Director of CorVel Corporation and two private
health care companies

Scott H. Kirk, M.D.
Practicing ophthalmologist since 1982

Steven V. Napolitano
Partner of the law firm of Winston & Strawn, LLP

C.A. Lance Piccolo
Healthcare Executive
Director of CVS/Caremark Corporation
and Chemtura Corporation

Annual Meeting

The Annual Meeting of Stockholders will be held on May 23, 2007, at 2 p.m. CDT, in Chicago, Illinois. Stockholders of record as of April 6, 2007 will be entitled to vote at the meeting.

Corporate Headquarters

980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611
312-664-4100 phone
312-664-4250 fax
www.novamed.com

Stockholder Information

Stock Information

NovaMed, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol NOVA. A full range of corporate and investor information, including earnings and other news releases, SEC filings, management and board biographies, and stock-performance information is available on the company's web site, www.novamed.com.

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
800-937-5449
212-936-5100

Stock Ownership

As of April 6, 2007, there were 269 holders of record of NovaMed stock.

Dividends

The company has never paid dividends and currently intends to retain earnings to finance business growth.

Form 10-K

The company's Annual Report on Form 10-K for the year ended December 31, 2006, is included with this Annual Report to Stockholders and is also available upon request to www.novamed.com or 312-664-4100.

Stockholder Inquiries

Copies of quarterly earnings releases are available on the Internet at www.novamed.com, or may be obtained by mail by calling Investor Relations at the Corporate Headquarters. Specific financial questions should be directed to Scott Macomber, Executive Vice President and Chief Financial Officer, at the Corporate Headquarters, 312-664-4100.

Independent Public Accountants

BDO Seidman, LLP
233 N. Michigan Ave., Suite 2500
Chicago, Illinois 60601

Outside Legal Counsel

Winston & Strawn, LLP
35 West Wacker Drive
Chicago, Illinois 60601


NovaMed

NovaMed, Inc.
980 North Michigan Avenue
Suite 1620
Chicago, Illinois 60611

312 664 4100 phone
312 664 4250 fax

www.novamed.com

END